Filed by El Paso Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: El Paso Corporation

Commission File No.: 1-14365

Date: October 16, 2011

KINDER MORGAN

elpaso

All-Employee Meeting

Houston, Texas
October 17, 2011

Houston, Texas October 17, 2011

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following: Kinder Morgan, Inc. El Paso Corporation Address: 500 Dallas Street, Suite 1000 1001 Louisiana Street Houston, Texas 77002 Houston, Texas 77002 Attention: Investor Relations Attention: Investor Relations Phone: (713) 369-9490 (713) 420-5855 E-mail: kmp_ir@kindermorgan.com investorrelations@elpaso.com PARTICIPANTS IN THE SOLICITATION KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus. SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Rich Kinder

Chairman and Chief Executive Officer
Kinder Morgan

KINDER MORGAN
elpaso

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Chairman and Chief Executive Officer Kinder Morgan

KINDER MORGAN

Trans Mountain
Puget Sound
Pacific
Express
REX
KMIGT
Trailblazer
Horizon
Northern
TransColorado
CALNEV
Pacific
KMCO2
NGPL
Platte
FEP
REX
KinderHawk
MEP
Plantation
Cypress
KMTejas
KMTP
KMLP
Yates
Eagle Ford
Central Florida
MEXICO
BC
AB
SK
MB
ON
QC
NL
WA
OR
CA
ID
NV
UT
MT
WY
CO
ND
SD
MN
IA
WI
KS
IL
OH
KY
NC
SC
FL
ME
Kinder Morgan Assets
Natural Gas Pipelines
Natural Gas Storage
Natural Gas Processing
Gas Treaters
NGPL (KMI)
NGPL Gas Storage (KMI)
Products Pipelines
Products Pipelines Terminals
Transmix Facilities
CO_2 Pipelines
CO_2 Oil Fields
Crude Oil Pipelines
Terminals
Petroleum Pipelines
Petroleum Pipelines Terminals
Headquarters
El Paso Assets
Natural Gas Pipelines
Tennessee Gas Pipeline
Elba Express Pipeline
Elba Island LNG
Florida Gas Transmission (50%)
Gulf LNG (50%)
Southern Natural Gas
Cheyenne Plains Pipeline
Wyoming Interstate
Colorado Interstate Gas
Mojave Pipeline
El Paso Natural Gas
Ruby Pipeline (50%)

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Merger Creates the Largest Midstream Energy Company in North America 4 Natural Gas Pipelines Tennessee Gas Pipeline Elba Express Pipeline Elba Island LNG Florida Gas Transmission (50%) Gulf LNG (50%) Southern Natural Gas Cheyenne Plains Pipeline Wyoming Interstate Colorado Interstate Gas Mojave Pipeline El Paso Natural Gas Ruby Pipeline (50%) El Paso Assets Natural Gas Pipelines

Largest Midstream Energy Company in North America 5 Enterprise Value = ~$94 billion Largest transporter of natural gas in the U.S. Own an interest in / operate approximately 67,000 miles of interstate / intrastate pipeline Connected to most important natural gas shale plays including Eagle Ford, Haynesville, Fayetteville, Barnett, Utica and Marcellus Largest provider of contracted natural gas treating services in the U.S. Largest independent transporter of petroleum products in the U.S. Transport ~1.9 MMBbl/d (a) Largest transporter of CO2 in the U.S. Transport ~1.3 Bcf/d of CO2 (a) for enhanced oil recovery Largest independent terminal operator in the U.S. Own an interest in or operate over 180 liquids / dry bulk terminals (b) 107 MMBbls domestic liquids capacity (c) Expect to handle over 100 MM tons of dry bulk products in 2011 2011 budget Excludes 33 transload facilities Includes leased capacity (a) (b) (c)

Q&A

All-Employee Meeting

Houston, Texas
October 17, 2011

Houston, Texas October 17, 2011 All-Employee Meeting

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc.	El Paso, Inc.
500 Dallas Street, Suite 1000	1001 Louisiana Street
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Phone: (713) 369-9490	Phone: (713) 420-5855
E-mail: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Dear Team El Paso:

A few months ago, when we made one of the most important announcements in our company’s history with Project Zygosity, I told you that we would always strive to do the right thing for our shareholders.  Our decision to separate El Paso into two independent, publicly traded companies was more than the best opportunity at that time for us to deliver value for our investors; it was also about creating two companies that would be well-positioned to compete with the best and win for the long term.

Being good stewards of the investment that people have entrusted to us has always meant that we’ve kept a close eye on the big — and sometimes, the even bigger — picture.  Not only do our shareholders expect it of us; we expect it of ourselves, even when it means going in a new and different direction.  And as our company has continued to perform and execute on its plan, as well as hit the mark on our financial and operational results, we’ve found ourselves in the enviable position to consider several strategic options.

With all this as a backdrop, I have an even more important announcement than the one I shared with you in May.  In a news release issued earlier today, Kinder Morgan announced that it has entered into a definitive agreement with El Paso through which Kinder Morgan will acquire El Paso for approximately $38 billion.

We and Kinder Morgan think very highly of one another.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.  Our transaction will create the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America.  The approximately $94 billion combined enterprise will have 80,000 miles of pipelines, including a natural gas pipeline transportation network of approximately 67,000 miles.  The combined entities will also represent the largest independent transporter of petroleum products in the U.S., the largest transporter of CO2 in the U.S. and the largest independent terminal owner/operator in the U.S.  Following the completion of the transaction, which is expected in the second quarter of 2012, the company will be named Kinder Morgan, Inc. and remain headquartered in Houston.

I’d like to discuss why I strongly believe today’s announcement is in the best interest of the company and its shareholders, as well as why I’m confident that a sale to Kinder Morgan represents a unique opportunity for our company to grow as part of larger platforms.  In addition, I want to discuss what the transaction means to you while assuring you of the Executive leadership’s commitment to open and frequent communications throughout the regulatory, transition, and integration planning processes.  I’ve always shot straight with you, and while we may not have all the answers at this point in the process, I’ll tell you what we know.

Transaction Overview

Kinder Morgan’s offer represents a significant premium to our recent share price and gives El Paso’s shareholders the opportunity to participate in the ongoing success of the combined company.  The value of the offer is $26.87 per EP share based on KMI’s closing price as of October 14, 2011, representing a 47 percent premium to the 20-day average closing price of EP common shares and a 37 percent over the closing price of EP common shares on October 14, 2011.  The offer is comprised of $14.65 in cash, 0.4187 KMI shares (valued at $11.26 per share) and 0.640 KMI warrants (valued at $0.96 per share) based on KMI’s closing price on October 14, 2011.  The warrants will have an exercise price of $40 and a five-year term.  EP shareholders will be able to elect, for each EP share held, either (i) $25.91 in cash, (ii) 0.9635 shares of KMI common stock, or (iii) $14.65 in cash plus 0.4187 shares of KMI common stock.  All elections will be subject to proration and in all cases EP shareholders will receive 0.640 KMI warrants per share of EP common stock.  Upon closing, KMI shareholders are expected to own approximately 68 percent of the combined company and EP shareholders are expected to own the remaining 32 percent.

1

In addition to the details I just mentioned, our deal with Kinder Morgan is for all of El Paso Corporation, so that means that we won’t be separating the company as previously planned.  I know an incredible amount of time and hard work has gone into Project Zygosity across the company, and I want to thank you for everything you’ve done over the past five months to get us ready.

In connection with the transaction, Kinder Morgan has informed us that it will be pursuing a sale of our E&P Company.  While we were on a great path, we believe this transaction will provide even greater value for our shareholders than we expected through the planned spin-off of our E&P business.  I believe Kinder Morgan’s decision will also provide the E&P Company with an opportunity to achieve the very same goals that we expected to achieve through the separation — positioning the company for future success and growth as a pure E&P play with the right strategies, the right inventory, and the right people.  And much of the work associated with Project Zygosity will provide value as our E&P Company prepares to enter into the next phase of growth and success.

The transaction is subject to customary regulatory approvals.  One of the most important aspects of the transaction from a regulatory perspective will be the review and clearance by the Federal Trade Commission (FTC).  Our companies will be working closely with the FTC staff to provide appropriate information on a timely basis to facilitate this regulatory review.

What’s Ahead

You will hear more details about the transaction in the coming days and weeks, starting with an All-Employee Meeting tomorrow at 11 a.m. where Kinder Morgan CEO Rich Kinder and I will discuss the transaction and answer your questions.  In the meantime, I know the most important question on many of your minds relates to what this means to you, your role and responsibilities, El Paso’s programs and services, and other employee-related matters.

Because we’re very early in the process, many of these questions cannot be answered yet.  However, in our discussions with the leadership of Kinder Morgan, it was clear that one of the most important aspects of the transaction was the caliber of Team El Paso and the commitment, knowledge, and experience that you’ll bring to a combined company.  Work will begin right away on the regulatory, transition, and integration planning processes.  As we determine how the processes will work and who will be involved, we’ll update you.

The sale to Kinder Morgan will constitute a change-of-control, so there will be more information in time about what this may mean to you.  I also want to let you know that bonuses will be paid in 2012 for 2011 performance.

Two of the primary drivers for the transaction also relate to delivering value to each company’s shareholders and maximizing the potential of the combined company.  Along those lines, we will need to identify areas where we can be more efficient and reduce our combined costs.

What I Need from You

I know this is a lot to take in.  And that it will create uncertainty.  At the end of the day, these are two different companies and we may not always do or see things the same way.  That’s okay.  We’ve never been a company or a team that have avoided opportunities for continuous improvement, so let’s keep an open mind and look for ways that may help our combined company be even better than we are today.  I know the team at Kinder Morgan will do the same.

2

Between today and when the transaction is complete, it will be business-as-usual and we and Kinder Morgan remain separate companies.  We still have a Vision and Values to work and live by, a Purpose to achieve, 5,000 members of Team El Paso to support, businesses to run, and customers to serve.  Above all else, it’s important that we don’t lose sight of our core value of safety and ensuring we keep doing what we need to do to finish each day incident- and injury-free, both in the field and at the office.  Making our transaction with Kinder Morgan successful will take the collective commitment of each of us.

I commit to you that we’ll be full speed ahead on integration planning processes and we’ll let you know how things are progressing.  As I’ve asked you on several occasions before, it’s critical that we’re all positive and proactive participants in writing this new chapter of our company.  You should keep an eye on the special transaction site on El Paso Today for the latest news and resources.

Finally, I want to go back to three questions we asked ourselves when we were planning the company separation, but make a few slight adjustments to reflect today’s announcement:

Am I getting what I need to support the transaction?

Are all the dots connecting for me on the transaction?

Am I informed, equipped, and engaged to lead my area toward a successful transaction?

I want to challenge each of you to keep asking yourself these three questions.  Making our transaction with Kinder Morgan successful and building the premier energy infrastructure company for the next 80-plus years will take the collective commitment of each of you.  If you come up short when you ask yourself those questions, do what you need to get comfortable.  Talk to your supervisor.  Reach out to the leader or HR representative nearest you and ask questions.  Attend town halls or Q&A sessions. Speak up and stay engaged.

I know today’s announcement will take El Paso in a direction that you may not have expected.  But it’s the right decision at the right time for our company.  How do I know?  In every meeting with leadership at Kinder Morgan, El Paso’s Executive team, and the Board, in every conversation with outside advisors who have participated in dozens of transactions like this one, and in every free minute of time when I’ve had an opportunity to think and reflect on what we’re about to do, the answer has always been the same: we are doing the right thing for our owners — the thousands of shareholders around the globe that depend on us to maximize the value of the investment they entrusted to our care.

Talk to you soon.

Doug

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

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Dear E&P Team:

For as long as we’ve been in the exploration and production business — well before I joined El Paso — our company has faced much change and numerous challenges.  In many ways, that’s the nature of our business.  We’ve dealt with fluctuating commodity prices, increasing service and supply costs, shifting technologies, changing regulation and limited opportunity sets.  Along the way, we have risen to every challenge, strengthened our hand, and improved our performance.

I believe the winners in the exploration and production industry are those that don’t just survive when faced with challenges; they thrive.  That’s our E&P Company.  And that’s why we’re a winning E&P team.

Yesterday, we announced that Kinder Morgan will acquire El Paso, and in connection with the transaction Kinder Morgan will pursue a sale of our E&P Company.  Not the path that we were planning to take, but clearly another opportunity for us to collectively rise to the occasion.  And when I refer to “us,” I mean all the members of Team El Paso who were designated to be a part of EP Energy.

In the months ahead, that team will need to further improve our performance, continue our momentum and punctuate our accomplishments together.  Here’s what I mean.

•                  We have positioned ourselves for long-term success.  When I look at what we’ve accomplished together, thriving is an understatement.  We’ve efficiently managed our capital program in the face of steady headwinds, grown our oil and gas reserves, replicated our Haynesville success in the Eagle Ford program, grew our Altamont position, established and made significant progress with our Wolfcamp program, grew our International production and optimized our base production.  In short, successful execution of our strategy has enabled us to build an inventory of opportunities that is much larger, more domestic, more oil-focused, and significantly more valuable.

•                  We have taken many important steps that have strengthened our company for the future.  In addition to our improved portfolio, we achieved our goal of becoming a top-tier E&P Company by improving many of our processes, aligning our organization structure with our strategy and by strengthening our team and our leadership capabilities.  As a result, we now enjoy a very competitive cost structure, we are generating very competitive returns on our capital programs and are delivering results that are very competitive with the best E&P companies.

•                  We have a strong head start on the transition and sales process through Project Zygosity.  As we have discussed in the past, managing an E&P Company for long-term, enduring success results in a more valuable enterprise.  Those same value drivers also make the enterprise and the assets more valuable in the M&A market.  The work we’ve done over the past five months to prepare for the spinoff has prepared us even more.  Although we won’t become an independent company, everything we’ve been doing since the announcement of our separation from El Paso — from working together with a renewed sense of teamwork and purpose, to telling our company’s growth and value story to our stakeholders — has positioned us for success in our new objective.

Success stories don’t always have clear beginnings or endings.  Every success that we enjoy, sets the stage for even greater achievements in the future.  And that will be the case with our sale.  What we have been doing for years and our focus since May — executing on our core business, improving our performance and preparing for the separation— have positioned us well for the future.  I’m optimistic that through the process with Kinder Morgan everyone will see what I see — one heck of an E&P Company with great assets and the best team that I’ve ever worked with in my career.

We will speak again soon and often.  Until then, stay focused, stay safe and continue to do all you do to make our E&P Company a winner.

Regards,

Brent

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

El Paso Today (Intranet site)

On Sunday, October 16, 2011, Kinder Morgan and El Paso announced a definitive agreement through which Kinder Morgan will acquire El Paso.

The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.  Our transaction will create the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America.  The approximately $94 billion combined enterprise will have 80,000 miles of pipelines, including a natural gas pipeline transportation network of approximately 67,000 miles.  The combined entities will also represent the largest independent transporter of petroleum products in the U.S., the largest transporter of CO2 in the U.S. and the largest independent terminal owner/operator in the U.S.  Following the completion of the transaction, which is expected in the second quarter of 2012, the company will be named Kinder Morgan, Inc. and remain headquartered in Houston.

We all have an opportunity to play a part in combining El Paso and Kinder Morgan into the nation’s premier energy infrastructure company.  At the same time and throughout the approval, transition, and integration processes, it’s important that we continue to manage our businesses safely, effectively, and efficiently.

We encourage you to check this site often for information and insight about the transaction and what it means to Team El Paso.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Dear Pipeline Team:

By now you’ve seen Doug’s email.  He summarized the agreement for Kinder Morgan to acquire El Paso, why it’s an excellent one for our company and our shareholders, and described the next steps and what we all can do over the next days and months to make the transaction successful.

I simply want to elaborate on a few points specific to the Pipes and Pipeline Group employees.

First, it’s clear that one of Kinder Morgan’s main attractions to El Paso is our industry-leading natural gas pipeline franchise.  We have the nation’s largest natural gas pipeline system, and we’re well-positioned in the most attractive growing regions.  An equally important part of our franchise is our reputation and commitment to serve customers safely and reliably.  And perhaps most important is the knowledge and experience of our Pipeline Group employees across the country.

Second, while Kinder Morgan’s interstate natural gas pipeline assets are not as extensive as ours, the two systems are highly complementary and primarily serve different supply sources and destinations across the country.  Kinder Morgan also has an outstanding reputation and a proven track record of merging companies, operating assets efficiently, and growing assets through expansions.

Third, all this ought to translate into very good opportunities in the combined company for our Pipeline Group employees.  It will be an even larger pipeline franchise — 67,000 miles of pipe — with an even larger platform for growth.  And one of the main goals of the integration will be to maximize the combined Pipes’ potential, including creating the most effective and efficient organization possible.

Fourth, work will begin right away on the regulatory, transition, and integration planning processes.  As we determine how the processes will work and who will be involved, we’ll update you.  Because the transaction requires Federal Trade Commission (FTC) clearance, our companies will work closely with the FTC staff to provide appropriate information for its review.  And so outside the ordinary course of business, you shouldn’t interact or share information with Kinder Morgan unless specifically requested by El Paso’s legal or integration planning teams.

Finally, and most importantly, until the transaction closes, we have a business to run.  And we’re not just selling lemonade; we’re transporting the energy required to heat homes, drive industry, and feed power plants.  Let’s not take our eye off the ball to serve our customers 24/7.  We’re also devoting significant effort to our pipeline integrity and safety programs.  We have major initiatives ongoing in both the office and field to further improve performance.  We have expansions to complete.  None of this changes.  And let’s continue to do it all while finishing each day incident- and injury-free.

Step back, take some time to reflect on today’s announcement, and ask some questions.  Then please commit to get back to the business of running our Pipes and to make this transaction as successful as possible.  And over the next few months, I know you won’t be bashful in speaking your minds as we build the premier pipeline company for the next 80 years.

Regards,

Jim

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Talking Points for E&P Leaders

Communications Tip:  As a follow-up to the announcement that Kinder Morgan will be pursuing a sale of our E&P Company, the following talking points about an E&P retention program should be used, as appropriate, with your team members.  The agreement with Kinder Morgan includes an overview about the program, so it may come up in the all-employee meeting or you may be asked about it directly.

•                  As you know, in connection with the transaction, Kinder Morgan has informed us that it will be pursuing a sale of our E&P Company.

•                  Kinder Morgan’s intention is to sell the E&P assets as soon as possible, post-closing, for the highest value.

•                  Together, we have built a valuable, high-performing E&P enterprise that would have been realized, longer-term, through the company separation.

•                  To help us realize this value while ensuring a continued high-end performance for our E&P Company, Kinder Morgan has agreed to a retention program for E&P.

•                  The purpose of the program is to provide both a retention element to E&P employees, as well as an incentive for key employees.

•                  The program will consist of retention for all full-time E&P Company employees, as well as retention for key E&P employees as identified by E&P leadership as having certain skills necessary for the sales process and/or running our business safely, efficiently, and effectively.

•                  As is customary with a retention program, if an employee leaves the E&P Company prior to the designated date, or prior to the sale of designated assets, then he/she won’t receive a retention bonus.

•                  It’s too soon to share any additional details or specifics about the retention program, including the financial amounts and timing.  The E&P leadership team and Human Resources will be working closely together over the coming days to formalize the process and begin the communications process with you.

•                  I understand that a sale of the E&P Company wasn’t the path that we were planning to take, but I hope you’ll see it as yet another opportunity for us to collectively rise to the occasion and continue our momentum on building a valuable enterprise for the long term.  And I hope the potential of a retention bonus will demonstrate that you are, and will be, an important part of the team.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Elected official-Regulator Letter Template

Dear [Name]:

Earlier today, it was announced that Kinder Morgan has entered into an agreement with El Paso through which Kinder Morgan will acquire our company.   I’d like to take a moment today to provide you with a brief overview of the transaction and what you can expect from us going forward.

We and Kinder Morgan think very highly of one another.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.  Our transaction will create the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America.  The approximately $93 billion combined enterprise will have 80,000 miles of pipelines, including a natural gas pipeline transportation network of approximately 67,000 miles.  The combined entities will also represent the largest independent transporter of petroleum products in the U.S., the largest transporter of CO2 in the U.S. and the largest independent terminal owner/operator in the U.S.  Following the completion of the transaction, which is expected in the second quarter of 2012, the company will be named Kinder Morgan, Inc. and remain headquartered in Houston.

Together, we’re confident that our combined company will build on a solid foundation of performance, a shared commitment to safety, efficiency, and dependability, and a common appreciation for the importance of outstanding customer service, day-in and day-out.

Looking ahead, I want to leave you with two commitments.  First, we will keep in contact with you about progress with the transaction.  Second, we will continue to provide the leadership and resources required to support your daily activities with our company.  This is the same pledge we’ve always made to our stakeholders, and we fully intend to maintain that focus throughout the coming months.

We’re excited about our new partnership with Kinder Morgan and the opportunities ahead for our combined company.  I look forward to communicating more detail in the near future.  In the meantime, please do not hesitate to call me at                      with any questions.

Regards,

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the transaction; the ability to obtain the requisite regulatory and shareholder approvals; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; disruption from the transaction making it more difficult to maintain relationships with customers, suppliers and employees; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly report filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Vendor Letter Template for E&P

Dear [Name]:

Earlier today, it was announced that Kinder Morgan has entered into an agreement with El Paso through which Kinder Morgan will acquire our company.   I’d like to take a moment today to provide you with a brief overview of the transaction and what you can expect from us going forward.

We and Kinder Morgan think very highly of one another.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.  Our transaction will create the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America.  The approximately $94 billion combined enterprise will have 80,000 miles of pipelines, including a natural gas pipeline transportation network of approximately 67,000 miles.  The combined entities will also represent the largest independent transporter of petroleum products in the U.S., the largest transporter of CO2 in the U.S. and the largest independent terminal owner/operator in the U.S.  Following the completion of the transaction, which is expected in the second quarter of 2012, the company will be named Kinder Morgan, Inc. and remain headquartered in Houston.

In connection with the transaction, Kinder Morgan has informed us that they will be pursuing a sale of our E&P Company.  Looking ahead, I want to leave you with two commitments.  First, we will keep in contact with you about progress with the transaction.  Second, we will continue to provide the leadership and resources required to support our work together over the coming months. This is the same pledge we’ve always made to all our stakeholders, and we fully intend to maintain that focus until the transaction and the sale of the E&P Company have been completed.

I look forward to communicating more detail in the near future.  In the meantime, please do not hesitate to call me at                      with any questions.

Regards,

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Dear Shared Services Team:

When it comes to measuring our success, Shared Services has a lot to be proud of.  As an integrated organization, our groups work successfully to deliver strong results through cost-effective services and solutions to our internal clients, as well as to one another.  We efficiently support our business unit’s people, technology, business, and financial performance and legal needs; have led our continued process, system and balance sheet improvements, and successfully implemented strategies to increase El Paso’s value.

Our reputation was one of the key reasons why Kinder Morgan made the decision to acquire our company.  Many of you know Kinder Morgan and that it, too, has an outstanding reputation and a proven track record of merging companies, operating assets efficiently, and growing assets through expansions.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.

Work will begin right away on the regulatory, transition, and integration planning processes.  As we determine how the processes will work and who will be involved, we’ll update you.  The transaction requires Federal Trade Commission (FTC) clearance, so our companies will be working closely with the FTC staff to provide appropriate information for its review.

As we begin our work, we’d ask you to do two things.  First, tackle these important new assignments with the same approach and attitude we take with every initiative.  Everything we do from today forward with Kinder Morgan will help us build the best company possible.  Second, until the transaction closes, it’s business-as-usual and we and Kinder Morgan remain separate companies.  Outside the ordinary course of business, you shouldn’t interact or share information with Kinder Morgan unless specifically requested to do so by El Paso’s legal or integration planning teams.

Finally, the one area where we all need to be focused in the months ahead is service — service to our clients, both within and outside of the Shared Service organization.  We’ve worked hard to raise the bar on our service and build outstanding relationships across our company, and it’s more important than ever that we stay focused on these objectives.  From moving full steam ahead with our year-end financial reporting and 2012 Plan, to maintaining our high standards around internal controls and  technology systems, what we do and how we do it will position our company for success and enable us to hit the ground running when the transaction with Kinder Morgan is complete.

Until we talk again, be safe, work smart, and continue to do all you do to deliver exceptional service and solutions across El Paso.

Regards,

Bob, Sue, J. R., and Dane

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Talking Points for Leaders

Communications Tip:  As part of today’s outreach to employees about Kinder Morgan’s announcement that it’s acquiring El Paso Corporation, employees will be eager to from you.  At your first available opportunity, please connect with your team members face-to-face, either in a group or individually, to discuss the proposed transaction.

Opening Common Messages

•      Yesterday, Kinder Morgan and El Paso announced a definitive agreement through which Kinder Morgan will acquire El Paso for approximately $38 billion.

•      The transaction will create the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America.

•      The value of the offer is $26.87 per El Paso share based on Kinder Morgan’s closing price as of October 14, 2011, representing a 47 percent premium to the 20-day average closing price of El Paso’s common shares and a 37 percent over the closing price of El Paso’s common shares on October 14, 2011.

•      The offer is comprised of $14.65 in cash, 0.4187 KMI shares (valued at $11.26 per EP share) and 0.640 KMI warrants (valued at $0.96 per EP share) based on KMI’s closing price on October 14, 2011.

•      The warrants will have an exercise price of $40 and a five-year term.

•      EP shareholders will be able to elect, for each EP share held, either (i) $25.91 in cash, (ii) 0.9635 shares of KMI common stock, or (iii) $14.65 in cash plus 0.4187 shares of KMI common stock.  All elections will be subject to proration and in all cases EP shareholders will receive 0.640 KMI warrants per share of EP common stock.

•      Upon closing, KMI shareholders are expected to own approximately 68 percent of the combined company and EP shareholders are expected to own the remaining 32 percent.

•      Kinder Morgan is acquiring all of El Paso Corporation.  As a result, we won’t be moving forward with our previously announced plans to separate El Paso into two independent, publicly traded companies.

•      I want to thank everyone for their tireless efforts over the past five months to prepare our company for a separation.

•      While we were on a great path, we believe this transaction will provide even greater value for our shareholders than we expected through the planned spin-off of our E&P business.

•      Our two companies think very highly of one another.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.

•      The approximately $94 billion combined enterprise will have 80,000 miles of pipelines, including a natural gas pipeline transportation network of approximately 67,000 miles.

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•      The combined entities will also represent the largest independent transporter of petroleum products in the U.S., the largest transporter of CO2 in the U.S. and the largest independent terminal owner/operator in the U.S.

•      Following the completion of the transaction, which is expected in the second quarter of 2012, the company will be named Kinder Morgan, Inc. and remain headquartered in Houston.

•      The transaction is subject to customary regulatory approvals, including Federal Trade Commission (FTC) clearance.

E&P Company-related

•      In connection with the transaction, Kinder Morgan has informed us that they will be pursuing a sale of our E&P Company.

•      As I mentioned, while we were on a great path, we believe this transaction will provide even greater value for our shareholders than we expected through the planned spin-off of our E&P business.

•      Kinder Morgan’s decision will also provide the E&P Company with an opportunity to achieve the very same goals that the separation was striving to achieve — positioning the company for future success and growth as a pure E&P play with the right strategies, the right inventory, and the right people.

•      Much of the work associated with Project Zygosity will provide value to the sale, as well as prepare us for it.

•      All the members of the team who were designated to be a part of the E&P Company following the previously planned company separation will remain part of E&P.

Pipeline Group/Midstream/Shared Services-related

•      Our companies will be working closely with the FTC staff to provide appropriate information on a timely basis to facilitate regulatory review of the sale.

•      Work will begin right away on the regulatory, transition, and integration planning processes.  As we determine how the processes will work and who will be involved, we’ll update you.

•      Until the transaction closes, it’s business-as-usual and we and Kinder Morgan remain separate companies.

•      Outside the ordinary course of business, you shouldn’t interact or share information with Kinder Morgan unless specifically requested to do so by El Paso’s legal or integration planning teams.

•      Two of the primary drivers for the transaction also relate to delivering value to each company’s shareholders and maximizing the potential of the combined company.  Along those lines, we will need to identify areas where we can be more efficient and reduce our combined costs.

•      To learn more, I encourage you to…

•      Read the communication from Doug and other leaders that have been emailed to employees.

•      Listen to a replay Kinder Morgan’s conference call with analysts where leadership discussed the announcement; a link is available on El Paso Today.

2

•      Read the company news release that’s posted on El Paso Today in the Company to Own section.

•      Send your questions to the special email that we’ll post on El Paso Today.

•      We’re just starting this process with Kinder Morgan, so please be patient as we work to get answers to your questions.

•      There will be a lot more information to come on the transaction…

•      We’re holding an All-Employee Meeting in Houston at 11 a.m. today; Doug and Kinder Morgan Chairman and CEO Rich Kinder will discuss the transaction and answer your questions.

•      We’ve created a special section on El Paso Today that will capture all the communications about the transaction.

•      We’ll create a special eNewsletter to cover the transaction, approval process, milestones.

•      And, as always, talk to your supervisor and/or HR representative.

Closing Common Messages

•      Our reputation was one of the key reasons why Kinder Morgan made the decision to acquire our company.  Many of you know Kinder Morgan and that it, too, has an outstanding reputation and a proven track record of merging companies, operating assets efficiently, and growing assets through expansions.

•      Today’s announcement is in the best interest of the company and its shareholders, and I’m confident that a sale to Kinder Morgan represents a unique opportunity for our company to grow as part of larger platforms.

•      The offer represents a significant premium to our recent share price and gives El Paso’s shareholders the opportunity to participate in the ongoing success of the combined company.

•      We also expect the combined enterprise to create long-term benefits for our customers.

•      It’s important for us to be positive and proactive participants in writing this next chapter of our company.

•      Making our transaction with Kinder Morgan successful, including building the premier energy infrastructure company for the next 80-plus years and a strategic sale of our E&P Company, will take the collective commitment of each of us.

•      We all have an opportunity to play a part in transforming El Paso and Kinder Morgan, as well as the E&P Company, into strong, competitive, and enduring industry leaders for many years to come.

•      Between today and when the transaction is complete…

•      We still have a Vision and Values to work and live by;

•      A Purpose to achieve;

•      5,000 members of Team El Paso to support;

•      Businesses to run; and

•      Customers/clients to serve.

•      Above all else, it’s important that we don’t lose sight of our core value of safety and ensuring we keep doing what we need to do to finish each day incident- and injury-free, both in the field and at the office.

•      Thank you for everything you do, day-in and day-out, and keep up the great work.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

4

Dear Midstream Team:

Filling the “white space” between production fields and the nation’s extensive interstate natural gas transportation network is critical to our ability to leverage the natural gas supply revolution.  For more than a year, this team has been working hard to identify the right opportunities at the right time to fill that white space by expanding the growth of existing midstream projects and developing new ventures.  We’ve made a lot of progress, and we recognize the even greater potential that lies ahead for our business.

Our reputation was one of the key reasons why Kinder Morgan made the decision to acquire our company.  Many of you know Kinder Morgan and that it, too, has an outstanding reputation and a proven track record of merging companies, operating assets efficiently, and growing assets through expansions.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.  Kinder Morgan is connected to many important natural gas shale pays, including Eagle Ford, Marcellus, Utica, Haynesville, Fayetteville, and Barnett, and it’s the largest provider of contracted natural gas treating services and owner/operator of significant other midstream gathering assets.

Work will begin right away on the regulatory, transition, and integration planning processes.  As we determine how the processes will work and who will be involved, we’ll update you.  The transaction requires FTC clearance, so our companies will be working closely with the FTC staff to provide appropriate information for its review.

As we begin our work, I’d ask you to do two things.  First, tackle these important new assignments with the same approach and attitude we take with every initiative.  Everything we do from today forward with Kinder Morgan will help us build the best company possible.  Second, until the transaction closes, it’s business-as-usual and we and Kinder Morgan remain separate companies.  Outside the ordinary course of business, you shouldn’t interact or share information with Kinder Morgan unless specifically requested to do so by El Paso’s legal or integration planning teams.

Thanks in advance for your support of the transaction.  I’m confident our combined company will build on a solid foundation of performance, a shared commitment to safety, efficiency, and dependability, and a common appreciation for the importance of outstanding customer service, day-in and day-out.

Regards,

Mark

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Dear Team El Paso:

The proposed merger with Kinder Morgan requires regulatory approvals, including clearance by the Federal Trade Commission (FTC).  Although the merger agreement was signed yesterday, it may be several months until we receive federal antitrust clearance and satisfy other conditions precedent required to close the sale.  Until the closing occurs, the antitrust laws place significant limits on communications or coordination that can take place between El Paso and Kinder Morgan.

The basic rule can be stated simply: in this pre-closing period, El Paso and Kinder Morgan must continue to conduct business as usual and must operate as separate and independent companies.  Although we cannot set forth in this document an exact list of all do’s and don’ts, areas of particular antitrust concern are set forth in the List of Examples below.  To avoid problems, it is very important that we adhere to the procedures and general guidelines discussed below concerning pre-closing coordination of business operations and all pre-closing exchanges of information:

•                  The antitrust laws prohibit El Paso and Kinder Morgan from implementing plans or otherwise coordinating competitive activities prior to the merger.  The antitrust agencies expect the parties to operate as independent entities and to compete with one another until all antitrust reviews are completed and the merger is closed.  In other words, it’s business as usual.  Thus, you should review with the legal department any proposed deviation from existing business plans that may involve activity potentially relating to the business or operations of Kinder Morgan.  Examples would include proposed decisions to abandon a pipeline facility, cancel or delay an expansion project, cease negotiations with a potential customer, terminate a line of business, or any other decision that could be perceived as outside the ordinary course of business.

•                  Communications and activities focused on integration planning for the post-merger period are permitted and present less risk.  Thus, El Paso and Kinder Morgan may meet prior to closing to discuss and develop plans for organizational matters, as well as the efficient transfer of the companies.  However, to the extent that integration planning might involve exchanging sensitive commercial information relating to current competitive activities, antitrust issues are presented.  Moreover, given that we are about to enter a period of FTC reviews (including potential document productions) related to the merger, we must be mindful that the government is likely to receive all of our documents related to the planning process.

•                  If your job involves contacts with Kinder Morgan in the ordinary course of business, you may continue to have those contacts.  Otherwise, you should not interact or share information with Kinder Morgan unless specifically requested to do so by El Paso’s legal or integration planning teams that will likely be established in the near term.

•                  Joint communications (i.e. communications by El Paso and Kinder Morgan together) with customers, vendors, or contractors are not permitted unless specifically authorized by El Paso’s legal or integration planning teams.  It is important that you not leave El Paso’s customers or other business partners with the impression that El Paso and Kinder Morgan have already pooled resources or otherwise integrated their businesses.  It should be emphasized to customers, vendors, and partners that until the transaction receives all required approvals and the closing takes place, the two companies remain separate and will compete separately.

•                  If customers raise questions about the FTC clearance process or the transaction’s potential impact on competition, please contact me.

The simple guidelines detailed above are important.  If at any time between now and closing you have questions or concerns about any aspect of our pre-closing antitrust obligations, please do not hesitate to call me, John Shoemaker or Marguerite Woung-Chapman in the legal department.   We will be working closely with Kinder Morgan and the FTC staff to provide information and documents for that process.  Between now and the time the merger closes, it is critical that each of us comply with the applicable antitrust restrictions.

LIST OF EXAMPLES

Areas of discussion which are particularly sensitive from an antitrust perspective in businesses where El Paso and Kinder Morgan are competitors:

•                  Customers or prices (past or future)

•                  Competitive strategies of El Paso, Kinder Morgan, or competitors

•                  Negotiating strategies, plans, or goals for contracts or contract terms

•                  Responses to anticipated bid or joint venture opportunities

•                  Pricing or bidding activities of El Paso, Kinder Morgan, or competitors

•                  Anticipated changes in prices or contract terms

•                  Anticipated changes in costs of key inputs

•                  Negotiating strategies for dealing with suppliers or contractors

•                  Cost of materials, wage rates, overhead and other elements that enter into price

•                  Profit levels or margins

•                  Information about the purchasing or bidding plans of customers or competitors

•                  Servicing or planning to sell to actual or potential customers

•                  Non-public information about capacity or capacity utilization

•                  Sales levels

•                  Marketing or promotional activities and plans

•                  Plans regarding expansion, contraction, acquisition, or sale of any facilities

Regards,

Bob

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc.	El Paso, Inc.
500 Dallas Street, Suite 1000	1001 Louisiana Street
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Phone: (713) 369-9490	Phone: (713) 420-5855
E-mail: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

El Paso-Kinder Morgan Transaction

1.              What was announced?

•                  Yesterday, Kinder Morgan, Inc. (NYSE:KMI) announced that has agreed to acquire El Paso Corporation for approximately $26.87 per share in cash, stock and warrants, a premium of 37 percent from Friday’s close.

•                  As a result of the pending sale, we won’t be moving forward with our previously announced plans to separate El Paso into two independent, publicly traded companies.

2.              What are the benefits of this transaction?

•                  This agreement delivers significant immediate and long-term value to our shareholders.

•                  The transaction will create the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America.

•                  The merged company will own approximately 80,000 miles of pipelines, of which about 67,000 miles are natural gas pipelines.

•                  We expect the merged company to have superior infrastructure opportunities.

•                  Its pipelines will have superior connectivity to the nation’s key natural gas shale plays including the Eagle Ford, Marcellus, Utica, Haynesville, Fayetteville and Barnett.

•                  It will also be a leading provider of contracted natural gas treating services and owner/operator of significant other midstream gathering assets.

•                  We expect the transaction to provide a broader set of opportunities for our employees and long-term benefits for our customers.

3.              How will I stay informed about the sale?

•                  We will keep you informed all along the way

•                  In coming days, we will create a new information site on El Paso Today to keep you abreast of the sale process and give you an email address to ask questions.

•                  Please read Doug’s and Rich Kinder’s letters to employees

•                  Attend the employee meetings

•                  Listen to the Kinder Morgan analyst call, which begins at 7:30 CT.  You can listen by going to this link:  http://www.kindermorgan.com/

4.              Why is El Paso being sold to Kinder Morgan instead of pursuing the planned spin-off of E&P?

•                  While we were on a great path, we believe this transaction will provide even greater value for our shareholders than we expected through the planned spin-off of our exploration & production business.

•                  Our shareholders have been offered a substantial per-share premium and will receive cash, plus common stock and warrants that allow them to participate in the promising future for the combined company.

•                  The Board and senior management did a significant amount of work to evaluate this opportunity, and we believe it is a terrific outcome for our shareholders.

5.              When will the sale be complete?

•                  We expect the sale to close in the second quarter of 2012.

•                  We will need Hart-Scott-Rodino anti-trust approval, and shareholders at both KMI and El Paso must approve the transaction.  Our Board recommends that shareholders approve this transaction.

6.              What will be the name of the company?

•                  El Paso Corporation’s name will be replaced by Kinder Morgan, Inc. and the company will trade on the New York Stock Exchange under the ticker symbol KMI.

•                  The other Kinder Morgan publicly traded entities will be:  Kinder Morgan Energy Partners, L.P. (NYSE: KMP), Kinder Morgan Management, LLC (NYSE: KMR) and El Paso Pipeline Partners, L.P. (NYSE:EPB).

7.     What should I know about Kinder Morgan, Inc.?

•                  Kinder Morgan is based in Houston and is one of the most respected energy companies in the United States.

•                  It owns an interest in or operates more than 37,000 miles of pipelines and 180 terminals.

•                  There is a great deal of mutual respect between our companies.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.

•                  In addition, Kinder Morgan owns pipelines that transport gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel.

•                  Kinder Morgan also owns the general partner interest in Kinder Morgan Energy Partners, L.P. (NYSE: KMP), one of the largest publicly traded pipeline limited partnerships in the United States.

•                  Almost all of Kinder Morgan’s assets exist at KMP, which has produced a compound annual growth rate to unitholders of 25 percent since 1996

•                  Kinder Morgan is an extraordinarily successful company.  You can learn more about KMI at http://www.kindermorgan.com/

8.              What is Kinder Morgan’s strategy?

•                  Kinder Morgan’s strategy is very simple and has remained consistent since 1997

•                  Own and operate primarily fee-based assets that are core to the North American energy infrastructure that produce stable and substantial cash flow.

•                  Run these assets as safely and efficiently as possible with a strong commitment to protecting the public, our employees, contractors and the environment.

•                  Control costs as it’s the investors’ money - not management’s.

•                  Leverage the asset’s footprint to seek attractive capital investment opportunities through both expansions and acquisitions

•                  Maintain a strong balance sheet which enables Kinder Morgan to access the capital markets to continue growing the business

•                  Align management’s interests with shareholders.  For example, Chairman and CEO, Richard Kinder, currently owns about 31 percent of KMI and receives a salary of $1 a year, no bonuses, no stock option grants and no restricted stock.

9.              How does Kinder Morgan expect to achieve efficiencies?

•                  Kinder Morgan has been very successful in acquiring and merging companies and operating assets efficiently.

•                  At Kinder Morgan, the philosophy is to reduce corporate overhead expenses and apply a disciplined budgeting approach to operations.  For example, the company caps base salaries for executives, and eliminates corporate perks and other unnecessary overhead.  It has no corporate aircraft, no sponsorships, no sports tickets, no club memberships, and no supplemental retirement or special benefit plans for senior executives.

•                  Kinder Morgan describes itself as a company run by shareholders for shareholders.

•                  Management tries to run the company like a prudent person would run his or her own personal affairs and spend money on the things that really matter, like maintaining their assets.

•                  The hands-on senior management team meets weekly with Kinder Morgan business unit presidents and operational heads to review financial performance and receive operational updates

10.       Will El Paso have any directors on the Kinder Morgan board?

•                  El Paso will have two members on the KMI board of directors who will be identified by the El Paso board

11.       What will happen in the interim?

•                  Work will begin right away on the regulatory, transition, and integration planning processes.  As we determine how the processes will work and who will be involved, we’ll update you.

•                  Until the transaction closes, it’s business-as-usual and we will continue to operate as separate companies.

12.       Will there be layoffs associated with this transaction?  If so, when will they occur and how many?

•                  Combined, the companies currently have approximately 12,800 employees.

•                  As a part of the transition and integration planning processes, Kinder Morgan will be assessing the future organizational structure of the new combined company.

•                  There will not be any reductions prior to closing.

•                  Rich Kinder, Chairman and CEO or Kinder Morgan, will be addressing our employees on Monday morning at 11:00 a.m. CT.

13.       What will happen to El Paso’s management team?

•                  Defining the go-forward management will be part of the transition planning process.

14.       What will happen to Doug Foshee?

•                  As highlighted in its news release, Kinder Morgan’s Chairman and CEO, Rich Kinder, will remain Chairman and CEO of the combined entity.  Park Shaper will remain President and Steven J. Kean will continue as the Chief Operating Officer.

•                  Doug’s focus will be on the transaction and creating a vibrant, leading energy infrastructure company — from working with the great team at Kinder Morgan to supporting the regulatory, transition, and integration planning processes

15.       Under the Project Zygosity plan, if I was scheduled to move into the E&P organization and be an EP Energy employee.  Am I part of the E&P Company that is being sold, or am I an El Paso employee?

•                  If you were assigned to be with EP Energy Corporation following the previously planned company separation, those plans won’t change; you will remain part of EP Energy throughout and following this transaction.

•                  The buyer of the E&P business will determine if there are any changes to the E&P workforce.

16.       Will El Paso Pipeline Partners (EPB) keep its name?

•                  While it will become part of the Kinder Morgan family of companies when the transaction closes, EPB will continue to operate under its current name as an entity listed on the New York Stock Exchange.

•                  It is possible that it will be combined with KMP in the future, but that is not part of this transaction.

17.       Will Kinder Morgan drop any assets down to KMP or EPB?

•                  Yes.  Over the next few years they plan to drop down some of the El Paso pipelines to KMP and some to EPB.

•                  Like El Paso, Kinder believes that the MLP structure is the most advantageous entity to own these types of assets.

•                  This will make the transaction more accretive to shareholders as time goes on.

18.       Will employees have to relocate?

•                  That will be determined through the evaluation and integration process.

•                  However, it is likely that the majority of employees, especially the field and Houston-based employees, will not require a geographic move.

19.       What is a warrant?

•                  A warrant is very much like a stock option.  It is a contract that gives the holder the right to buy a stock at a certain price within a stated time frame.

•                  A warrant is issued by a company; whereas market makers create and trade stock options in various companies, independent of a company’s activities.

20.       Will we close any offices?

•                  This will evaluated during the planning and integration process, but most of the companies’ assets are complementary

21.       I know some employees at Kinder Morgan.  Is it okay for me to contact them and talk about El Paso?

•                  Outside the ordinary course of business, you shouldn’t interact or share information with Kinder Morgan unless specifically requested to do so by El Paso’s legal or integration planning teams.

•                  Remember, until the transaction closes, we will continue to operate as two separate companies.

22.       Can I pursue another opportunity within El Paso?

•                  As you may recall, moves between the two companies ended on October 1 to prepare for the separation.

•                  As we work on the regulatory, transition, and integration planning processes, we’ll re-examine this and provide you with any updates.

23.       Will my medical coverage change?

•                  There will be no immediate change to medical coverage for the combined company.

•                  Post sale, there will be one set of benefits

24.       Will my vacation time change?

•                  There will be no immediate change to vacation time.

•                  Post sale, there will be one set of benefits

25.       Can I get an early retirement?

•                  There are no current plans for an early retirement program.

26.       Can I get a severance package?

•                  Yes, Kinder Morgan will honor the existing El Paso severance plan for a certain period of time following the merger.

•                  However, to be eligible for severance: 1) the transaction must close; and, 2) the employee must meet the terms of the plan that they are covered under.

27.       What will happen to my compensation and benefits?

•                  There are no immediate changes to compensation and benefits.

•                  Post sale, there will be one set of benefits

28.       What will happen to my 2012 bonus?

•                  If you earn a performance bonus for 2011, it will still be paid in 2012.

29.       What will happen to my restricted stock and options?

•                  The sale of El Paso is a change of control.  All unvested equity and options will vest when the sale closes.

30.       Will our corporate giving be impacted?

•                  Kinder Morgan supports the communities it serves through the Kinder Morgan Foundation, and we expect the combined entity will continue with that approach.

31.       What should I say if I am contacted by the media?

•                  This transaction may result in attention from the media and it is important that we speak with one voice.  Please refer all calls to Investor & Media Relations:

•      Bruce Connery 713-420-5855

•      Bill Baerg 713-420-2906

•      Richard Wheatley 713-420-6828

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc.	El Paso Corporation
Address: 500 Dallas Street, Suite 1000	1001 Louisiana Street
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Phone: (713) 369-9490	(713) 420-5855
E-mail: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Officer Talking Points

Communications Tip:  As you connect with team members today and/or early tomorrow morning, they may or may not have heard about the announcement that Kinder Morgan is acquiring El Paso or seen Doug’s communication to all employees.  Please connect with your team members and use the opportunity to focus on the four Cs — Connect, Confirm, Convey, and Close.

Connect

•                  Hi and [good afternoon/good morning]…

•                  I wanted to reach out to you today/gather everyone this morning to talk about the announcement we made with Kinder Morgan and give you a brief overview of what’s happening.

Confirm

•                  Earlier today/yesterday, Kinder Morgan and El Paso announced a definitive agreement through which Kinder Morgan will acquire El Paso for approximately $38 billion.

•                  The transaction will create the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America.

•                  The value of the offer is $26.87 per El Paso share based on Kinder Morgan’s closing price as of October 14, 2011, representing a 47 percent premium to the 20-day average closing price of El Paso’s common shares and a 37 percent over the closing price of El Paso’s common shares on October 14, 2011.

•                  The offer is comprised of $14.65 in cash, 0.4187 KMI shares (valued at $11.26 per EP share) and 0.640 KMI warrants (valued at $0.96 per EP share) based on KMI’s closing price on October 14, 2011.

•                  The warrants will have an exercise price of $40 and a five-year term.

•                  EP shareholders will be able to elect, for each EP share held, either (i) $25.91 in cash, (ii) 0.9635 shares of KMI common stock, or (iii) $14.65 in cash plus 0.4187 shares of KMI common stock.  All elections will be subject to proration and in all cases EP shareholders will receive 0.640 KMI warrants per share of EP common stock.

•                  Upon closing, KMI shareholders are expected to own approximately 68 percent of the combined company and EP shareholders are expected to own the remaining 32 percent.

•                  Kinder Morgan is acquiring all of El Paso Corporation.  As a result, we won’t be moving forward with our previously announced plans to separate El Paso into two independent, publicly traded companies.

•                  I want to thank everyone for their tireless efforts over the past five months to prepare our company for a separation

•                  While we were on a great path, we believe this transaction will provide even greater value for our shareholders than we expected through the planned spin-off of our E&P business.

Convey

•                  Our two companies think very highly of one another.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.

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•                  The approximately $94 billion combined enterprise will have 80,000 miles of pipelines, including a natural gas pipeline transportation network of approximately 67,000 miles.

•                  The combined entities will also represent the largest independent transporter of petroleum products in the U.S., the largest transporter of CO2 in the U.S. and the largest independent terminal owner/operator in the U.S.

•                  Following the completion of the transaction, which is expected in the second quarter of 2012, the company will be named Kinder Morgan, Inc. and remain headquartered in Houston.

•                  The transaction is subject to customary regulatory approvals, including Federal Trade Commission clearance.

•                  Here are some details about the transaction…

•                  In connection with the transaction, Kinder Morgan has informed us that it will be pursuing a sale of our E&P Company.

•                  As I mentioned, while we were on a great path, we believe this transaction will provide even greater value for our shareholders than we expected through the planned spin-off of our E&P business.

•                  Kinder Morgan’s decision will also provide the E&P Company with an opportunity to achieve the very same goals that the separation was striving to achieve — positioning the company for future success and growth as a pure E&P play with the right strategies, the right inventory, and the right people.

•                  Much of the work associated with Project Zygosity will provide value to the sale, as well as prepare us for it.

•                  All the members of the team who were designated to be a part of the E&P Company following the previously planned company separation will remain part of E&P.

•                  Our companies will be working closely with the FTC staff to provide appropriate information on a timely basis to facilitate regulatory review of the sale.

•                  Work will begin right away on the regulatory, transition, and integration planning processes.  As we determine how the processes will work and who will be involved, we’ll update you.

•                  Until the transaction closes, it’s business-as-usual and we and Kinder Morgan remain separate companies.

•                  Outside the ordinary course of business, you shouldn’t interact or share information with Kinder Morgan unless specifically requested to do so by El Paso’s legal or integration planning teams.

•                  Two of the primary drivers for the transaction also relate to delivering value to each company’s shareholders and maximizing the potential of the combined company.  Along those lines, we will need to identify areas where we can be more efficient and reduce our combined costs.

2

•                  To learn more, I encourage you to…

•                  Read the communication from Doug that was emailed to all employees.

•                  Listen to Kinder Morgan’s live conference call with analysts where leadership is discussing the announcement; a link will be available on El Paso Today.

•                  Read the company news release that’s posted on El Paso Today in the Company to Own section.

•                  Send your questions to the special email address posted on El Paso Today.

•                  We’re just starting this process with Kinder Morgan, so please be patient as we work to get answers to your questions.

•                  There will be a lot more information to come on the transaction…

•                  We’re holding an All-Employee Meeting in Houston at 11 a.m. today; Doug and Kinder Morgan CEO Rich Kinder will discuss the transaction and answer your questions.

•                  We’re creating a special section on El Paso Today that will capture all the communications about the transaction.

•                  We’ll also create a special eNewsletter to cover the transaction, approval process, milestones.

•                  And, as always, talk to your supervisor and/or HR representative.

Close

•                  Our reputation was one of the key reasons why Kinder Morgan made the decision to acquire our company.  Many of you know Kinder Morgan and that it, too, has an outstanding reputation and a proven track record of merging companies, operating assets efficiently, and growing assets through expansions.

•                  I support the Executive team and the Board on this decision as it will create significant long-term value for shareholders:

•                  I strongly believe today’s announcement is in the best interest of the company and its shareholders, and I’m confident that a sale to Kinder Morgan represents a unique opportunity for our company to grow as part of larger platforms.

•                  The offer represents a significant premium to our recent share price and gives El Paso’s shareholders the opportunity to participate in the ongoing success of the combined company.

•                  We also expect the combined enterprise to create long-term benefits for our customers.

•                  It’s critical for us to be positive and proactive participants in writing this next chapter of our company.

•                  Making our transaction with Kinder Morgan successful, including building the premier energy infrastructure company for the next 80-plus years and a strategic sale of our E&P Company, will take the collective commitment of each of us.

•                  We all have an opportunity to play a part in transforming El Paso and Kinder Morgan, as well as the E&P Company, into strong, competitive, and enduring industry leaders.

•                  Between today and when the transaction is complete…

•                  We still have a Vision and Values to work and live by;

•                  A Purpose to achieve;

•                  5,000 members of Team El Paso to support;

•                  Businesses to run; and

•                  Customers/clients to serve.

•                  Above all else, it’s important that we stay focused on our core value of safety and ensuring we keep doing what we need to do to finish each day incident- and injury-free, both in the field and at the office.

•                  Thank you for everything you do, day-in and day-out, and keep up the great work.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

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Customer Letter Template

Dear [Name]:

Earlier today, it was announced that Kinder Morgan has entered into an agreement with El Paso through which Kinder Morgan will acquire our company.  I’m excited about this announcement and its potential to help us build on our record of excellence in customer service.  I’d like to take a moment today to provide you with a brief overview of the transaction and what you can expect from us going forward.

We and Kinder Morgan think very highly of one another.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.  Our transaction will create the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America.  The approximately $94 billion combined enterprise will have 80,000 miles of pipelines, including a natural gas pipeline transportation network of approximately 67,000 miles.  The combined entities will also represent the largest independent transporter of petroleum products in the U.S., the largest transporter of CO2 in the U.S. and the largest independent terminal owner/operator in the U.S.  Following the completion of the transaction, which is expected in the second quarter of 2012, the company will be named Kinder Morgan, Inc. and remain headquartered in Houston.

Together, we’re confident that our combined company will build on a solid foundation of performance, a shared commitment to safety, efficiency, and dependability, and a common appreciation for the importance of outstanding customer service, day-in and day-out.

Looking ahead, I want to leave you with two commitments.  First, we will keep in contact with you about progress with the transaction.  Second, we will continue to provide the leadership and resources required to support your daily activities with our pipelines.  This is the same pledge we’ve always made to our valued customers, and we fully intend to maintain that focus throughout the coming months.

I look forward to doing my part, along with the rest of the El Paso team, to ensure you continue to receive the same exceptional level of service that you’ve come to expect.  We’re excited about our new partnership with Kinder Morgan and the opportunities ahead for our combined company.  I look forward to communicating more detail in the near future.  In the meantime, please do not hesitate to call me at                      with any questions.

Regards,

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Vendor Letter Template

Dear [Name]:

Earlier today, it was announced that Kinder Morgan has entered into an agreement with El Paso through which Kinder Morgan will acquire our company.   I’d like to take a moment today to provide you with a brief overview of the transaction and what you can expect from us going forward.

We and Kinder Morgan think very highly of one another.  The natural gas pipeline systems of our two companies are highly complementary, as they primarily serve different supply sources and destinations in the United States.  Our transaction will create the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America.  The approximately $94 billion combined enterprise will have 80,000 miles of pipelines, including a natural gas pipeline transportation network of approximately 67,000 miles.  The combined entities will also represent the largest independent transporter of petroleum products in the U.S., the largest transporter of CO2 in the U.S. and the largest independent terminal owner/operator in the U.S.  Following the completion of the transaction, which is expected in the second quarter of 2012, the company will be named Kinder Morgan, Inc. and remain headquartered in Houston.

Looking ahead, I want to leave you with two commitments.  First, we will keep in contact with you about progress with the transaction.  Second, we will continue to provide the leadership and resources required to support our work together over the coming months. This is the same pledge we’ve always made to all our stakeholders, and we fully intend to maintain that focus until the transaction has been completed.

We’re excited about our new partnership with Kinder Morgan and the opportunities ahead for our combined company.  I look forward to communicating more detail in the near future.  In the meantime, please do not hesitate to call me at                      with any questions.

Regards,

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

final

Bloomberg Transcript

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Company Participants

- Richard D. Kinder
- C. Park Shaper
- Douglas L. Foshee
- David D. Kinder
- Elvira Scotto

Other Participants

- Sachin Shah
- Darren Horowitz
- Brad Olsen
- Gabe P. Moreen
- Stephen J. Maresca
- Harry Mateer
- Yves Siegel
- Faisel H. Khan
- Carl L. Kirst
- Kelly J. Krenger
- S. Ross Payne
- Craig K. Shere
- Gary W. Stromberg
- Becca Followill
- Kevin C. Smith
- Steven Karpel
- Gregg W. Brody
- Brian Joshua Zarahn
- Vedula Murti
- Mitch Norden

MANAGEMENT DISCUSSION SECTION

Operator

Welcome to the Kinder Morgan Analyst Call. [Operator Instructions] Today's conference is being recorded. If you have any objections, you may wish to disconnect at this time.

I'll now turn the meeting over to Mr. Rich Kinder, Chairman and CEO of Kinder Morgan. Sir, you just may begin.

Richard D. Kinder

Bloomberg

Page 1 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

Okay. Thank you, Susan, and thank you all for calling in this morning. I'll remind you, as usual, we'll be making comments that may fall within the Securities Act of 1933 and the Securities Exchange Act of 1934. I have with me today Doug Foshee from El Paso, together with the Kinder Morgan management team, and what I thought I would do is give you a brief overview of the transaction, and then we'll take any and all questions that you may have.

There are not a lot of times in your career when you can say that a transaction of this size and magnitude is really a win-win for both the acquirer and the company being bought, but I think that's particularly true here today.

First of all, I think putting these two companies together, strategically, is a great fit. When we put these two companies together, we'll have 80,000 miles of pipeline, 67,000 of which will be natural gas pipes. It will create a company that, when you take the whole family of companies including the two MLPs, together, will have an enterprise value of approximately $94 billion. So the result is that we will be by far the largest midstream energy player in North America, and also in terms of enterprise value, the fourth largest energy company of any kind in North America.

We will be the largest natural gas transporter. We're already the largest products pipeline system in America. We're the largest transporter of CO2 and the largest independent owner/operator of terminals, both liquids and bulk.

Obviously, when you look at it from the standpoint of the investing community, this is obviously a good deal, we think, for the El Paso shareholders. The price being paid represents a 37% premium to Friday's close. But we think it's very good for the shareholders of KMI, KMP, KMR, and El Paso Partners, EPB, and let me take just a couple of minutes to explain why we think that.

KMI, of course, the acquiring company, it will be immediately accretive to the dividends payable at KMI. As we said in our release, we estimate that pro forma on a full-year basis, this will take our dividends from the present run rate of $1.20 per year to $1.45.

Now, we'll probably do a little less than that because we don't anticipate that this transaction will close right at the beginning of the year – we're targeting the second quarter – but at any rate, a very nice increase in dividends at KMI. More importantly, probably, we believe it raises the long-term growth rate in dividends at KMR, from the 10% range, which we talked about when we did our IPO of KMI back in the February, to 12.5% now.

As far as the game plan is concerned – and this is all contained in the release yesterday – our intention would be to sell the E&P assets of El Paso as soon as practical. We would anticipate and hope we'll be able to do most of that, or maybe all of it, contemporaneous with the closing of this merger transaction. We'll use all of that money to pay down the debt incurred for the cash portion of the buyout of El Paso. And then we will proceed very expeditiously to drop down all the pipeline assets to the two MLPs, KMP and EPB.

Now, if you turn to KMP, why is it a great story for KMP? It's a great source of assets to be dropped down over the next few years. There are literally billions of dollars of assets that will go to KMP and EPB. We think that it will raise the long-term growth rate at KMP, from the 5% targeted range that we have, to 7%. We think that makes it one of the highest growth rates for a large-scale MLP in the entire market.

From a more subtle standpoint, we think it will also benefit both KMP and KMR in this way. We will use some of the – we will issue KMR as part of the financing at KMP. In other words, they will issue some KMP and some KMR on a going-forward basis. Now, as you know, KMR, we pay the dividends in stock, but have to accumulate the cash as if we were paying in cash, so it's really equivalent to a giant DRIP program, which leaves a lot of cash at KMP.

We think, in fact, that that cash, as a result of the KMR issuance, will be sufficient that, by the end of this drop-down period in the next three to four years, KMP will actually be able to finance all its normal capital needs without accessing the equity markets at all. So I think we can look forward to KMP becoming, in essence, a self-funding MLP, and there's really no other company that can say that. And I think that will be a very great advantage for KMP and also a benefit to the KMR shares.

With regard to EPB, it will also be the recipient of the assets. If you look at this in the broadest terms, we now have two sizeable MLPs that we'll be able to drop assets into, which will mean we can proceed more quickly with the drop-downs, and we would anticipate that EPB will continue to grow. In fact, we're projecting a growth rate of about

Bloomberg

Page 2 of 21

final
Bloomberg Transcript

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

9% per year in dividends at KMP. And we will continue to drop to both companies.

So with that, we think it's a good fit, it's a win-win, and we'll take any questions that you may have.

Q&A

Operator

Thank you. [Operator Instructions] Our first question comes from Sachin Shah, Tullett Prebon. Your line is open.

<Q - **Sachin Shah**>: Hi. Good morning. Thanks for taking my question. Just wanted to understand the comfort level of getting antitrust approval on the transaction, and so you did mention kind of the second half. Is there kind of any kind of narrowing of the timeframe for that? That's the first question. The second question is, any kind of indication what you plan on doing with EPB and KMP and KMR as a rollup, or are you going to allow them to be a public entity going forward in the not-too-distant feature after the transaction completes?

<A - **Richard D. Kinder**>: Okay. Well, first on antitrust side, one of the benefits of this merger is that these pipeline systems are very complementary. There's not a lot of overlap between the two companies. We certainly anticipate we will, obviously, have to comply with the regulator – in this case, the FTC – and we'll work with them to satisfy whatever their concerns are, but we don't see that as a major obstacle. And we do expect to close, we're thinking, in the second quarter of next year.

With regard to EPB and KMP, I think the answer is that for right now we would see them both as publicly traded entities. At some point in time, if and only if it made sense for the unit holders of both KMP and EPB, to look at combining, and we'd certainly do that in the future, but that's not part of the immediate game plan. And I sort of neglected to say, Doug, anything you wanted to add to the overall conversation here? Okay, he'll wait and take the tough questions, all right. But, anyway, does that answer your question?

<Q - **Sachin Shah**>: Yeah. Just – so as a confirmation, the assets are complementary, and so any scrutiny that you're going to face, you feel more than confident that it's going to get approval to close the deal.

<A - **Richard D. Kinder**>: We think we'll get approval, yes.

<Q - **Sachin Shah**>: Okay. Thank you.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Our next question comes from Darren Horowitz, Raymond James. Your line is open.

<Q - **Darren Horowitz**>: Good morning, Rich. Congratulations on the announcement.

<A - **Richard D. Kinder**>: Thank you, Darren.

<Q - **Darren Horowitz**>: Couple quick questions for you. The first, as it relates to the monetizations of the E&P assets, any thoughts on valuation, given the [ph] foreign (09:13) commodities curve and possibly a higher risk premium applied to monetizing the proved and probable reserves at EP?

<A - **Richard D. Kinder**>: Well, we obviously looked at that very, very carefully, and had a lot of experts assisting us in looking at it, and we obviously want to get the highest price we can for it. So not very interested in going into the range of what we expect to get at this point in time, given the fact that we probably have a couple hundred people on this line, but we do have a range in mind, and we expect to be at least at the midpoint of that range, and that's what's baked into our model.

Bloomberg Transcript

Bloomberg

Page 3 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Darren Horowitz**>: Okay. And what level of debt, Rich, is associated with those assets of that spin-out?

<A - **C. Park Shaper**>: [ph] Again – (10:01) this is Park. There's very little debt associated with the E&P assets, and depending upon in what form they're sold, whether they're sold as an entire package or whether they're broken into smaller packages, there may be a little bit of debt goes with it, or maybe no debt goes with it and we use the proceeds to pay down, again, just the small amount of debt that's associated with it now. Doug, is all of that correct?

<A - **Douglas L. Foshee**>: Yes, that's correct. The only thing I'd add is that we have, since we announced that we were going to separate our two businesses back in May, put a tremendous amount of effort in getting the E&P business ready to be a standalone business. And, in essence, now we just divert our attention away from a tax-free spin and toward a successful sale, and I'm highly confident we're going to get that done.

<Q - **Darren Horowitz**>: Rich, last question for me – when you consider all the organic pipeline growth ops across the pro forma asset chain, does this change the way that you view the CO2 business, and more importantly, the way that you view capital allocation?

<A - **Richard D. Kinder**>: No, I think our CO2 business is very successful, has a return on investment in excess of 20%. That investment's kind of beginning to decline now as we've moved along at SACROC, but certainly we still think that's a very viable business, and we'll continue to allocate capital in the most expeditious way possible.

We are very excited about the opportunities that this footprint gives us, though, and I think – and you've heard me say this before – we've never been a believer in size for size's sake, but the advantage of being large, if you have a big footprint, whether it's in pipelines or terminals, is it gives you the opportunity to do expansions and extensions and tuck-in acquisitions. [ph] You look (11:59), for example, at what the Tennessee pipeline will be able to do coming out of the Marcellus, which Doug and his team have already put in motion, that's going to be some great opportunities. We think there are great opportunities in the Southeast in Florida, so just a lot of opportunities.

And one thing on the E&P sale, of course, as we said in the release, but I would remind you again that we'll have NOLs that we believe will cover the taxes on that sale, so we'll be able to take the gross proceeds from that sale and use them to apply to the acquisition debt and pay off a huge chunk of the acquisition debt at that time.

<Q - **Darren Horowitz**>: Right. I appreciate the color. Thanks, Rich.

<A - **Richard D. Kinder**>: Thank you.

Operator

Bradley Olsen, Tudor Pickering Holt, you may ask your question.

<Q - **Brad Olsen**>: Hi. Good morning, Rich.

<A - **Richard D. Kinder**>: Good morning.

<Q - **Brad Olsen**>: So, first off, as far as El Paso's assets, very strong footprint in the Northeast and the Southeast. So far, on the El Paso side, they have mostly focused on building out the long haul pipeline franchise. As you look forward, given your business diversity, do you see the El Paso assets as perhaps giving you the ability to build out gathering and processing assets or other complementary assets in the Northeast around the TGP assets or in the Southeast around SNG and Florida Gas?

<A - **Richard D. Kinder**>: Well, we would certainly look at all those things. And it's pretty early in the game to predict exactly how we did, but as you know, we've – in the Eagle Ford, through a couple of joint ventures, we're doing a lot of gathering; and then the Haynesville, of course, KinderHawk is the largest gatherer in the Haynesville. So we think there may be some upstream opportunities like that. We'll just continue to look at the whole system, but I just think enormous opportunities. As someone once said, big pipes get bigger, and I think that's what we'll have here, that we'll just have enormous opportunities with this footprint.

Bloomberg Transcript final
Bloomberg
Page 4 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Brad Olsen**>: And so when you think about the underlying MLP forecasting an increase in the growth rate from 5% to 7%, is that really just looking at the expected kind of G&A synergies, as well as just accretion from the drop-downs? That doesn't include kind of business opportunities that might arise as a result of this transaction?

<A - **Richard D. Kinder**>: Park?

<A - **C. Park Shaper**>: Yeah, in our projections, we do have some expectations for continued expansion CapEx opportunities, but most of the benefit is really the middle point that you made, which is the accretion from drop-downs is most of the uplift from 5% to 7%. We do get a little bit of a benefit in the cost savings and synergies that are incorporated into the model and a little bit of a benefit from expected expansion CapEx opportunities. But in general, as we look forward, we count and include in our model the projects that we already know we're going to execute on, and then we'll include a little bit of unidentified, but typically the unidentified amounts are lower than what we've realized historically because we're just conservative around what we don't yet know.

If we look at the opportunities set and what's likely to happen, we're likely to find more opportunities than what we have historically, and hopefully as we go forward and specifically identify those projects, our expansion capital opportunities are actually greater than what they have been.

<Q - **Brad Olsen**>: Okay. And I guess I was kind of interested by the fact that you guys are putting more of an emphasis on using KMR as a currency to pay for some of these drop-down transactions. I guess, given the fact that recently KMR has traded at a fairly wide discount to KMP, how do you think about the fact that paying with more KMR reduces the accretion on those transactions? Do you think that there's something you might do before these drop-downs take place to close that KMR gap and therefore kind of reduce the discount involved with paying in KMR units, or do you just think the market will take care of that on the back of this acquisition?

<A - **Richard D. Kinder**>: I think the market will take care of that. Over time, we're going to create a lot more liquidity in KMR, obviously. And we're not going to use it for all of the equity portion funding the drop-downs, but we will use it for part of it, and I think that's a conservative assumption. [ph] You'd (16:32) assume that it continues trading at a discount to KMP, and we'll just see where that comes out, but certainly, we think this transaction and what's going to happen with the drop-downs will close that gap over a period of time.

<A - **C. Park Shaper**>: Yeah, and the right way to think about it is we have modeled that a portion of the equity raise to fund the drop-downs will be KMR, and we've modeled it with KMR trading at a discount to KMP. What that means is, if either we modeled it solely using KMP issuance or if the discount to KMP is lower than what we have in the model, then the accretion that KMP realizes would be greater than what we have in the model, so that would be a positive.

Now, the reason that we've done it is we believe that this has the potential to transform KMP and KMR along the lines of what Rich mentioned earlier. As we issue more KMR, the quarterly dividends go up. The cash that we're retaining to support those dividends goes up. That reduces our need to issue additional equity in the [ph] public (17:43), and that is a positive for KMP as a whole. In addition, you potentially get to a point where you're retaining more cash than you need to fund your investment program, to fund the equity portion of your investment program, and that excess cash you can use to repurchase KMR in the market. And what that means is you have a positive pressure on the KMR price, which would help to close that gap, as well.

Now, as we've said many times in the past, we don't believe that there's a fundamental reason why KMR trades at a discount. We have included that discount in our projections and in our model and in the accretion that's here, but we certainly hope that that discount collapses, and then this transaction and the drop-downs are even more positive than what's reflected in these assumptions.

<Q - **Brad Olsen**>: Okay, great. And just one last one, as far as the E&P assets go, I'm sure there are prices at which you would probably refrain from selling the E&P assets if the market kind of experiences some more volatility. But is there any kind of thought process around not just continuing the IPO process as possibly giving yourself another out in terms of spinning off those E&P assets as you go forward?

Bloomberg Transcript

Bloomberg

Page 5 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<A - **Richard D. Kinder**>: We don't anticipate that. We would anticipate that we will sell it for cash to third parties, and our preference would obviously be to sell it as a whole. If that's not the case, if we can realize more by breaking it into pieces, it readily lends itself to that. It has some very good positions in various of the shale plays, for example, that could be separated out. I think they have a great management team. Brent Smolik and his team have done a fine job. And as, I think, Doug was saying earlier, they were already positioned on a trajectory to be a separate company, and so that's what we're rechanneling that energy, we hope, into a sale process.

<Q - **Brad Olsen**>: Well, thanks for taking the questions, and congrats on the deal.

<A - **Richard D. Kinder**>: Thank you.

Operator

Our next question comes from Gabe Moreen, Bank of America Merrill Lynch. Your line is open.

<A - **Richard D. Kinder**>: Hey, Gabe. How are you doing this morning?

<Q - **Gabe P. Moreen**>: Hey, Rich. How are you? I guess there's no Southern Union questions on this call, huh?

<A - **Richard D. Kinder**>: You feel free, Gabe. Go ahead.

<Q - **Gabe P. Moreen**>: No, I'm sorry. I think I'll pass on that one. So wanted to follow up on Brad's question on the $350 million cost savings, I know you mentioned it was conservative in your presentation. Just wondering kind of when you think you can realize that by; maybe a little more granularity whether that's coming from OpEx, maintenance CapEx, G&A; and whether, finally, that's going to be something at the KMP level entirely, or is that also at the KMI level, and if there's a split between the two?

<A - **Richard D. Kinder**>: Well, I think, to answer the last part of the question first, obviously, as these assets get dropped down, whatever the cost savings are we'll attach to those assets. So wherever they reside, we'll get the benefit. Now, in both cases, whether it's KMP or EPB, after [ph] the drop-down (20:58), part of that comes back to KMI, so ultimately KMI gets a large portion of the benefits, but...

<A - **C. Park Shaper**>: Yeah, and I'm sorry, Rich, just to clarify, and so, Gabe, those benefits will be realized, not just KMI, KMP, but also at EPB.

<A - **Richard D. Kinder**>: Right.

<A - **C. Park Shaper**>: And some of that will happen immediately at all three entities, and some of it will be associated with the drop-downs.

<A - **Richard D. Kinder**>: Yes. But we do think, to put that in perspective, $350 million sounds like a lot of money, but whenever you put big companies together, I think you find a lot of opportunities to improve efficiencies and take advantage of the scalability of the enterprise. And this is not the first rodeo we've done. Going all the way back to when we brought Santa Fe Pacific, actually closed at the beginning of '98, we took about 11%, I think, out of that combined cost structure, 11% of EBITDA. When we did the KN Energy merger in 1999, I think we took about 8% out. So this represents about 5% of the combined EBITDA of the two companies, so it's less than we have done in prior mergers. And again, we think we will start immediately with integration teams, staffed by people from both companies, working together to identify what's the most effective way to achieve these efficiencies, and we're very confident we can get them.

<Q - **Gabe P. Moreen**>: Great. And then my second question, and it relates to the NOLs, and I know you'd mentioned no expectation of tax leakage around any E&P sale, but the way this is structured – part equity, part cash – just wondering on future drop-downs to KMP and to EPB, what's your modeling or expectations for tax leakage around future pipeline drop-downs.

<A - **Richard D. Kinder**>: Park?

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Page 6 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<A - **C. Park Shaper**>: Yeah, we expect to do that on essentially a levered disposition basis so that it won't be immediately taxable, but essentially tax-deferred, and that tax will come back to us over time.

<Q - **Gabe P. Moreen**>: Okay, so it's fair to assume it will be pretty efficient, if you do it over time? Okay.

<A - **C. Park Shaper**>: Yes.

<Q - **Gabe P. Moreen**>: Great. That's all I had. Thanks very much.

<A - **Richard D. Kinder**>: Thank you, Gabe.

Operator

Our next question comes from Stephen Maresca, Morgan Stanley. Your line is open.

<Q - **Stephen J. Maresca**>: Hey, good morning, everybody.

<A - **Richard D. Kinder**>: Good morning.

<Q - **Stephen J. Maresca**>: And congratulations to everyone...

<A - **Richard D. Kinder**>: Thank you.

<Q - **Stephen J. Maresca**>: ...both Rich and Doug and teams. My first question is for you, Rich. You're going through with the E&P sale. I guess my question is why not – with the spin seemingly so close for El Paso, was there consideration and why not wait until the spin was done, and then you could just have El Paso in the pipes and not have to deal with the potential risk of selling the E&P business?

<A - **Richard D. Kinder**>: Well, I think we liked the company as a whole, and this was an opportune time to do it, and so we went ahead. We were willing to take on the issue and time and effort of selling off the E&P assets.

<Q - **Stephen J. Maresca**>: Okay. Secondly, on the drop-downs, you mentioned, Rich, them being more expeditious now. I guess two things – one, how quickly do you think things will ramp up? EP had been selling at quite a steady clip into EPB. Do you think it will be even faster or bigger than that? And then as a subset to that, how are you going to decide what goes into potentially KMP versus EPB and how you manage that conflict?

<A - **Richard D. Kinder**>: Yeah, good question. First of all, the speed of the drop-downs, as I said earlier, will be increased because we now have two MLPs out there, and then KMP, we have a much larger MLP with access to capital markets, can do more capital-raising on the equity side. But we would continue to drop significant assets to EPB, as we drop them to KMP, and having the two MLPs out there, we think, will work very well together. We haven't gone through all the details on how we separate it, and of course we're not the only company to have more than one MLP managed by the same general partner.

But just in the broadest terms, our thinking is that, obviously, to the extent EPB has certain pipeline assets, the opportunities to grow those assets, extend them, do tuck-in acquisitions would be done at EPB. To the extent that KMP has pipeline assets, it's the same thing. When those assets get expanded or extended, are there acquisitions associated with them, that would be at KMP, and we think that's a pretty clear divider, And again, when you look at the map and you see this geographic scope, you can see that it's pretty easy to put these into discrete MLPs. You can have one asset, Tennessee, in one MLP, Citrus and another, El Paso Natural Gas in one or the other, so on and so forth, and they're pretty discrete in those terms.

<Q - **Stephen J. Maresca**>: Okay.

<A>: The only think I'd add, with respect to pace – and this is in the press release – we expect we'll be done with all of the drop-downs by 2015. And that is important because we want KMI to be a pure GP, and by 2015, our expectation is that KMI is back to essentially a GP plus the LP units and KMR shares that it owns.

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Page 7 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Stephen J. Maresca**>: Okay. Thanks. And my final question would be a little bit more for Doug, and I'm not sure how much you can say, Doug, but just can you walk us through, if there were other considerations out there, how you thought about this? You were pretty close to kind of, I think, unlocking value with the spin-off, and were there other considerations that you looked at other than this one?

<A - **Douglas L. Foshee**>: Yeah, up until about the end of August, that was 100% of our focus. I think there's a saying that is opportunity only knocks when you're ready, and so that changed toward the end of August, but our analysis was pretty simple. We thought we knew what we had in terms of a value proposition for our shareholders with the separation, and the question was whether the transaction being offered, from the point of view of our shareholders, was better than that. And I think, as I said to our shareholders in May, when we looked at all the information on the separation, in the end the answer was actually pretty clear, and so we were quite enthusiastic about making that recommendation to our board. The same thing happened yesterday morning, and management unanimously recommended this transaction and the board unanimously approved.

<Q - **Stephen J. Maresca**>: Okay. Thanks a lot, everybody, and congrats again.

<A - **Richard D. Kinder**>: Okay, Steve, thank you.

Operator

Our next question comes from Harry Mateer, Barclays Capital. Your line is open.

<A - **Richard D. Kinder**>: Hi, Harry.

<Q - **Harry Mateer**>: Hi, good morning guys. So a couple questions for you. I guess first maybe, Park, you can comment just on, first of all, with the E&P asset sale, what is the debt that gets repaid? Is that the acquisition financing off of KMI? And then related to that, can you just talk a little bit about what happens at the El Paso Corp. box and those bonds beyond any details you gave on slide 13?

<A - **C. Park Shaper**>: Sure, and you are right that, with the cash raise in the E&P sale, that will go initially towards repaying the acquisition debt. And with the remaining EP debt, some of that is associated with pipelines and would move with those pipelines down to either KMP or EPB. The remainder we would expect to pay off with proceeds from the drop-down transactions.

<Q - **Harry Mateer**>: Okay. And then in terms of the acquisition financing, can you give us a little bit more color in terms of how it's structured – secured, unsecured? Is it a bridge facility, and what is the maturity of the bank debt?

<A - **C. Park Shaper**>: Well, it is a combination of those things that you mentioned. It is fully underwritten by Barclays at this point. It's likely to be syndicated to some other banks, and those terms we will work out as we go through this process. We have a set of terms with Barclays right now that, again, gives us the full financing, and we'll continue to work on that through the syndication process. Doug, anything you'd add to that?

<A - **Douglas L. Foshee**>: No, I think that's the right approach. As far as the debt itself, it's going to be secured, senior secured debt [ph] up at the entity that has the same – (30:02) the KMI debt currently in place.

<Q - **Harry Mateer**>: Okay, so the new acquisition bank debt, at least at the outset, will be carried structurally with the existing KMI bonds. Is that right?

<A - **C. Park Shaper**>: That is correct.

<A - **Richard D. Kinder**>: That's correct.

<A - **Douglas L. Foshee**>: That is correct.

<Q - **Harry Mateer**>: Okay. And then just my last question – can you just talk about credit ratings at all these entities, I guess specifically KMP and EPB, what your expectations are there?

Bloomberg

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final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<A - **C. Park Shaper**>: Go ahead, David.

<A - **David D. Kinder**>: I guess the way that I'd say it is we've talked to the agencies just recently in that regard. I think they're going to go through their process and will put their releases out, I would assume, shortly, but obviously that's in their control. We feel like this is a good transaction for both the MLPs in that regard and for the parent entities, as well as for El Paso Corp. They have to make their own decision on that, and I think that will come out, again, here in the next day or two.

<A - **C. Park Shaper**>: And we put some of this in the release at a very high level, but especially from an EPB and a KMP perspective, I think this has got to be a positive.

<Q - **Harry Mateer**>: Okay. So is it fair to say that the goal is investment-grade ratings at not only KMP, but EPB as well?

<A - **C. Park Shaper**>: Yes.

<A - **David D. Kinder**>: Yes.

<Q - **Harry Mateer**>: Okay, great. Thanks, guys.

Operator

Yves Siegel, Credit Suisse, your line is open.

<A - **Richard D. Kinder**>: Hey, Yves. How are you doing?

<Q - **Yves Siegel**>: I'm great. Thanks. Good morning, everybody. Just on that line of questioning, the leverage ratio at KMP is going to be pretty darn low, below 3.5. What's the rationale there for setting that as the ratio?

<A - **C. Park Shaper**>: I think we do have a fair amount of flexibility at that level. If you contrast KMP with EPB, EPB does have almost purely fee-based revenues, and so it is a very, very stable cash flow stream. We do have not a lot of cash flow volatility at KMP, but a little bit more than what you see at EPB, and so we would expect that we would run it at a slightly lower leverage ratio, and I think that's what you see. Now, the 3.3 times I think is a very conservative level for KMP, given the strength of its assets.

<Q - **Yves Siegel**>: And if I could just follow up with that, any sort of dispositions at KMP? Clearly, this enhances, I think, the cash flow stability at KMP. Any thoughts on perhaps dispositions as well?

<A - **Richard D. Kinder**>: No, Yves. We think we will move forward. We have a great portfolio of assets there, and what we will be doing is adding to it. Today, the whole KMP structure, if you put the products pipelines with the natural gas pipelines, is 58% or so, and it obviously moves up substantially, approaching 70%, will be from those two pipeline sets. So it lessens any issues anybody may have with the CO2, which, as I said, performs very well. So we think we're improving the stability of the cash flows at KMP. But we like that mix. It's been a great growth machine for us over the years, and we would intend to keep it going.

<A - **C. Park Shaper**>: And, Yves – and I don't know if this is exactly what you're getting at, but we did get this question essentially offline and the request that we answer it online, so I'm happy to do so. [ph] And there was a lease (33:52) question around, since we're selling El Paso's E&P, whether we would be selling SACROC and Yates in conjunction with that, and the answer is no. As Rich said, we like our investment in SACROC and Yates. We earn great returns there. We believe we will continue to do so. We believe those fields offer tremendous opportunity for us.

The reason we're there is because of our CO2 expertise, and that's really what we're focused on. And so I think the CO2 business, again, will offer us tremendous opportunities to continue to earn great returns at SACROC and Yates. And I think people shouldn't ignore the opportunity on the S&T business, sales and transportation business on the CO2 side. With the oil prices where they are and the tremendous interest in domestic oilfields, we believe there's going to be

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final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

tremendous growth opportunity in our base CO2 business as well.

<Q - **Yves Siegel**>: Got it. Thanks, guys, and best of luck.

<A - **Richard D. Kinder**>: Okay. Thank you.

Operator

Faisel Khan, Citigroup, you may ask your question.

<Q - **Faisel H. Khan**>: Thanks. Good morning.

<A - **Richard D. Kinder**>: Good morning. How are you doing?

<Q - **Faisel H. Khan**>: All right. How are you doing?

<A - **Richard D. Kinder**>: Good.

<Q - **Faisel H. Khan**>: Okay. On some of the potential anti-trust issues, you guys will control a significant amount of pipeline capacity out of the Rockies. Do think you'll be able to hold onto all the pipes that both you and El Paso control today?

<A - **Richard D. Kinder**>: Well, that is the only area where there's any overlap on the systems, and we'll just work with the regulator on that. We don't think it's a significant problem, but we'll have to get into that and work with the regulator. And we don't anticipate any issues with getting this deal approved, but that is the one area of overlap.

<A - **C. Park Shaper**>: And the other thing just to keep in mind is all of these assets are already regulated from a price perspective.

<Q - **Faisel H. Khan**>: Okay, fair enough. And then on your slide 13 where you walk through the leverage metrics at KMI, KMP, and EPB, do the consolidated credit metrics you guys have put for KMI, the 4.7 times for 2012, does that include the bridge financing and the potential sale of the E&P assets, or how is that number being calculated?

<A - **C. Park Shaper**>: Right, that's essentially a number for year-end 2012, and it's essentially assuming that the sale of E&P has already taken place.

<Q - **Faisel H. Khan**>: Okay, and it's pro forma for the bridge financing too?

<A - **C. Park Shaper**>: It is. It's pro forma for the acquisition debt and then the sale of E&P, and so those things would have already happened, and that's where we expect we'd be at the end of 2012. Of course, there are also some drop-down transactions assumed to have occurred by then as well.

<Q - **Faisel H. Khan**>: Okay. So does it assume that there will still be debt left on the bridge financing, or will it be completely paid off by then?

<A - **C. Park Shaper**>: Yeah, there will still be some remaining acquisition debt, I think it is the right way to say it, at that time.

<Q - **Faisel H. Khan**>: Okay. And just going back to your last comments on the E&P business, and specifically SACROC and Yates, could you execute a transaction where you could swap out just the oil-producing assets, like SACROC and Yates, into El Paso and then spin off or IPO the entire E&P portfolio, and that way leave the S&T business down at KMP and have a more streamlined sort of fee-producing non-commodity-based sort of business at KMP? Is that something you guys ever thought about? Or how do you think about that, given that you have this E&P business now to potentially sort of monetize in that sort of manner?

<A - **Richard D. Kinder**>: Well, again, I think referring to it as an E&P business is a little bit of a misnomer. As we said so many times, we're not really an E&P company. We have, we think, probably the best CO2 team in the business.

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final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

They all came over from Shell in 2001, and the whole senior team is still with us. And we've done a very good job of finding- we got into the business as a transporter, and we're the largest transporter of CO2. And we found, now, three fields that made sense to go ahead and flood, that weren't being flooded, and we've gone ahead and done that and produced very good results. So it's sort of a niche business for us, and again, we don't think about what it as a pure E&P play, and we're happy with it and intend to keep it at KMP.

<Q - **Faisel H. Khan**>: Okay, great. Thanks for the time. I appreciate it.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Carl Kirst, BMO Capital, please ask your question.

<A - **Richard D. Kinder**>: Hey, Carl. How are you this morning?

<Q - **Carl L. Kirst**>: [ph] Thanks. Fine (38:34). All of my questions have been ticked, so I'm going to leave it with hearty congratulations to both [ph] teams (38:40).

<A - **Richard D. Kinder**>: Okay. Thank you, Carl. Best question of the morning.

Operator

Elvira Scotto, RBC Capital Markets, please ask your question.

<A - **Richard D. Kinder**>: Good morning.

<A - **Elvira Scotto**>: Yes, hi. Good morning. Most of mine have been asked. I just wanted to follow up on EPB, though. So when you looked at this transaction initially, was there ever a thought of just also acquiring EPB, or was the thought specifically that by having the two MLPs, you'd be able to drop down faster or bigger assets? And then the second part of that, so when we think about the drop-downs, are we thinking about a greater number of drop-downs per the year, or similar to what EP was doing but just larger in scale?

<A - **Richard D. Kinder**>: Well, I think it's – we'll just see exactly what the markets are with regard to the MLP equity situation, but we would think we could move faster, that we could expedite those dropdowns. And, yeah, I think having two MLPs out there, particularly when the MLP being added has enterprise value of the size of KMP and the equity value that it does, it just gives us a lot more opportunity to get those assets down more quickly, and as Park was saying, that's our intent.

Now, again, at some point in time, if it made sense to combine the two MLPs, we might do that. Again, they both have independent directors, and they would have to evaluate on behalf of their limited partners whether that made sense to do, and only if it made sense for both of those, would we do it. In the meantime, we're perfectly happy with having the two MLPs outstanding.

<A - **Elvira Scotto**>: Thanks, Rich. That's all I had.

<A - **Richard D. Kinder**>: Okay.

Operator

Kelly Krenger, Banc of America Merrill Lynch, please ask your question.

<A - **Richard D. Kinder**>: Kelly, how are you doing?

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Page 11 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Kelly J. Krenger**>: I'm doing real well. Thank you. Thanks for taking my questions. Just to follow up on an earlier question regarding the outstanding El Paso Corp., I guess, box and debt, I just want to make sure that I have this clear. So El Paso Corp. will remain outstanding as a separate, I guess, intermediate holding company within the whole structure, presumably somewhere below KMI?

<A - **C. Park Shaper**>: Yes, that's correct.

<Q - **Kelly J. Krenger**>: And then as assets are sold out of El Paso Corp. to EPB or KMP, then proceeds will be used to pay down the remaining debt at El Paso Corp., and presumably some of the debt at KMI? Is that also – is that...?

<A - **C. Park Shaper**>: Yes, it will be a combination.

<Q - **Kelly J. Krenger**>: Okay. Any thought about the – I know you talked about KMP and EBP, but any thought about the ratings at KMI, or El Paso Corp., for that matter, or kind of where you ultimately want those?

<A - **C. Park Shaper**>: We believe that it will be a positive for those entities, as well, and that is weighed out on page 13 of the presentation, and it's available on our website. Now, as David mentioned, we've had some preliminary discussions with the rating agencies. We're giving them more information. We'll probably spend a little bit more time with them. And so they will need some time to get their hands around the transaction, and they will be eager to see us execute on our plans. But we believe we have a pretty clear path towards really strengthening, at all of these entities, from a balance sheet perspective, and so we believe it should be a positive. Doug, anything you'd add to that?

<A - **Douglas L. Foshee**>: No. I think that all makes sense, Park.

<Q - **Kelly J. Krenger**>: Okay. And then I guess one last – well, that's fine. I may follow up with you later, but thank you for taking my question.

<A - **Richard D. Kinder**>: Okay.

Operator

Ross Payne, Wells Fargo, you may ask your question.

<A - **Richard D. Kinder**>: Hey, Ross. How are you doing this morning?

<Q - **S. Ross Payne**>: How are you doing, guys? Congratulations on this big transaction.

<A - **Richard D. Kinder**>: Thank you.

<Q - **S. Ross Payne**>: Basically is sounds like KMP has expectations that you guys are going to keep your rating where it is. It looks like it's going to be a positive, but in the long term is it fair to say you guys think you'll keep the current rating levels on KMP bonds?

<A - **Richard D. Kinder**>: Yeah, I think, and we think there are positive aspects of this transaction, and at the very least, it should be – KMP should not be in any way negatively affected. And again, on all the drop-downs, as we've have said, we anticipate financing them like we always have, which is 50% equity, 50% debt, so we can't see that there are any negatives. We think the positives are that we'll be dropping down very solid fee-based assets that will even improve the cash flow stability of KMP, so we think it's a positive, but it's certainly in no way a negative. We're not leveraging up KMP in any way whatsoever, nor EPB.

<Q - **S. Ross Payne**>: Right, right. Thanks, Rich. And finally, too, on the NOLs, can you talk about roughly how much you have there to use for some of these tax-efficient drop-downs?

<A - **C. Park Shaper**>: I think the latest disclosure from El Paso would have been the 10-K, and is around [ph] $3 billion (43:50)?

<A - **Douglas L. Foshee**>: [ph] $3 billion (43:51).

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Page 12 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **S. Ross Payne**>: Okay, great. Thanks, guys. That's it for me.

<A - **Richard D. Kinder**>: Okay.

Operator

[ph] Zack Howe, Knight Capital (43:59), please ask your question.

<Q>: Yeah, good morning guys. Most of my questions have been answered, but I'm just trying to figure out why this is a good transaction for EPB. Earlier, they were going to be the primary beneficiaries of all the El Paso pipelines, but now it seems KMI is going to be the primary beneficiary simply because it has a lower cost of capital and more access to the market. So it seems like EPB's growth rate is going to be much slower going forward, and they're going to be further away from investment-grade ratings, and that I believe you disagree with. Can you tell us why?

<A - **C. Park Shaper**>: Yes, and especially if you're just talking about the debt side, I think that EPB's credit profile will strengthen as it continues to acquire very stable fee-based cash flows in a reasonable manner, using a combination of equity and debt. And EPB will also benefit by being a part of a family of entities that will have a stronger credit profile overall as a result of the transactions that we've laid out here, one of which is the sale of E&P for cash up above. And so, again, from a credit perspective, I think that's a benefit for EPB as well. From an equity perspective, I think that EPB will continue to benefit, again, from drop-down transactions done at very accretive multiples, and that will lead to very nice growth in the distributions at EPB.

<Q>: Would you be surprised if rating agencies came out and put a negative outlook on KMI or KMP or EPB?

<A - **C. Park Shaper**>: Well..

<Q>: [indiscernible] (45:37) I guess you're saying you're very positive, but what happens in the next 12 months? Would you be surprised if they put out a negative outlook on any of the three entities?

<A - **C. Park Shaper**>: Let me say they do their own analysis, and by no means are we speaking for the rating agencies. Absolutely, we'll work with them. We'll provide them the information that they need, but we believe that these transactions are positive for all of these entities.

<Q>: And a last question, if the CO2 business is as accretive and as nice as you say, why haven't you guys made any acquisition in the CO2 business? You probably can buy E&P CO2 assets at 5, 6 multiple, as opposed to buying pipeline assets for 12, 13 multiples.

<A - **Richard D. Kinder**>: Well, again, we have made acquisitions over the years. We bought, first of all, the SACROC unit, and then we bought 50% of the Yates unit from Marathon, and then we recently bought up the Katz unit, which is our newest flood area. So we have made acquisitions. We obviously, the way we allocate capital around here, demand a higher return, north of 20%, on an unlevered basis for assets in the E&P part of the CO2 business.

So it doesn't – not every asset that may be out there fits our pistol, but we've done very well with what we have acquired. And again, I would emphasize the real guts of the CO2 business is what we're good at, which is the pipeline business, and today we move about 1.3 billion cubic feet a day of CO2 out of the Southwest Colorado fields that we and Exxon own down to the Permian Basin, and that's about 75% or 80% of all the CO2 consumed in the Permian.

We believe, as we've said publically, that the opportunity is to increase that by perhaps another 300 million cubic feet a day or so, which would all be under long-term contracts with major producing entities in the basin. The demand for CO2 is the best it's been in the 10 years we've been out there. So we see a lot of growth on the S&T side, which is just a pipeline arrangement that we have with the various users of CO2 in the Permian Basin. So it's very much an integrated operation to the CO2 transportation business.

<A - **C. Park Shaper**>: And, Rich, if I can just augment that, and really just at a high level, as Rich said, if we're going to take exposure to commodity prices, then we demand a higher return. We were able to buy assets in the past on that

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Page 13 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

basis and have done very well with them. At this point in time, though, knowledge, familiarity, and willing to take on CO2 projects has increased, and that means we are less able to buy those types of properties at the prices that we were before when we had the CO2 knowledge and fewer other people did. But the other thing that it means is, as there are more people out there CO2 playing, that is a huge positive for our base CO2 sales and transportation business, and so that's just the way that this market has moved and really has moved in our favor.

<Q>: Thank you. I just have one quick one. I apologize. You talked about your balance sheet, what it would look like at the end of 2013, and you made an assumption for E&P. Can you share with, in order to get these multiples, what do you think you'll get for the E&P assets?

<A - **Richard D. Kinder**>: No, as I've said earlier, we probably have a couple hundred people on this call, and we're obviously not going to put out there what we expect to get. We have what we think is a very fair and conservative price built into the model, and we're obviously going to seek to get as much as we can, and these are very valuable assets located in very good basins.

<Q>: Thank you.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Craig Shere, Tuohy Brothers, please ask your question.

<Q - **Craig K. Shere**>: Hi. Congratulations, guys.

<A - **Richard D. Kinder**>: Thank you.

<Q - **Craig K. Shere**>: It looks like a very good transaction.

<A - **Richard D. Kinder**>: Good.

<Q - **Craig K. Shere**>: And special thoughts to Doug; you've really carried El Paso quite far since you took over the helm, and there was a time it was the [ph] Rodney Danger of the Field (49:58) of the industry in E&P, and [ph] for you (50:02) those days are long ago. It's really come around full circle. Congratulations.

<A - **Richard D. Kinder**>: Well, I couldn't agree with you more. He's done a stupendous job moving this company forward.

<A - **Douglas L. Foshee**>: Thank you, Craig. Rodney Dangerfield I hadn't heard before that, but [ph] I'm going to steal that line (50:17). I'm going to file that one away.

<Q - **Craig K. Shere**>: Just two quick follow-up questions. One off Gabe's question – I think he asked about where the synergies are coming from, the $350 million, and also the timing of it, and I don't know if the timing was specifically answered, but there was a statement made that some is associated with the drop-downs, which kind of made me think that, well, maybe it might take two or three years to realize all that. So I wonder if you could comment on that. And then I had another quick question.

<A - **C. Park Shaper**>: Yes, and I'm sorry. I made that statement. I'm sorry if it wasn't clear. Really, what I meant by that is we were talking about the fact that KMP and EPB will realize those synergies, some of those benefits. Now, of course, they won't realize that those savings associated with pipes that they don't own until or unless those pipes are sold from KMI down to those MLPs, and so that's really all I was saying there. If you're just looking at KMP or EPB and you're looking at the savings that they will realize, those savings will change over time as the drop-downs occur.

<Q - **Craig K. Shere**>: But, I'm sorry – to have the aggregate savings across all the companies, is it that the $350 million is realized very quickly, and just carries with any drop-downs to the MLP affiliates, or is that you need to drop down to the MLP affiliates to get operational synergies among pipes that would then be owned and operated directly by

Bloomberg Transcript

Bloomberg

Page 14 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

them?

<A - **C. Park Shaper**>: No, it's the former because, of course, the general partner operates all of the assets, and so from the beginning, the operations will all be consolidated, and the savings will be realized from the beginning.

<Q - **Craig K. Shere**>: Okay, great. And just one more follow-up – Rich, I think in response to one of the questions, you rightly said, we'll see what the market offers in terms of MLP equity situation. Clearly, you all have, on a combined entity, much more fire power than El Paso alone in terms of drop-down choices, but in the last two years we have had some turmoil in terms of liquidity in the markets, scares. I remember years back, I think it was '94, the Fed actually raised rates six times. We're not going to stay at 0% forever. So can you comment about your thoughts on the ability to execute this complete drop-down plan over the next three to four years and maybe the risk of some market hiccups in between?

<A - **Richard D. Kinder**>: Well, let me just say, again, the proof is in what happens and what has happened in the past, and at KMP, we have raised equity through every kind of market. We had an equity offering in December of 2008 when the market was obviously just on its butt. And we will continue to be able to do that, and we've done it for 15 years now. We have financed, half equity, half debt, about $23 billion worth of assets at KMP over the last 15 years. We started out, when Bill and I formed this, as a $300 million company, so we have grown it and continued to finance it in a very conservative fashion.

So, sure, there could be hiccups and black swan events, but we believe, year in and year out, we have the ability to finance at KMP, and we believe EPB has the same ability. And we think having all this additional fire power, KMP has s market value in excess of $20 billion, and so the ability to finance acquisitions and drop-downs of this kind is very prevalent. And then we also have the KMR arrow in the quiver that allows us to issue KMR and retain that cash, and then utilizing that in the future. So we think it's very positive, and we think we certainly feel very comfortable about our ability to finance these things as the drop-downs occur.

<Q - **Craig K. Shere**>: Great. Thank you.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Our next question comes from Gary Stromberg, Barclays Capital. You may ask your question.

<A - **Richard D. Kinder**>: Hey, Gary. How are you?

<Q - **Gary W. Stromberg**>: Good morning, guys. Just a quick question. Page 13, you guys mentioned, a very helpful slide for bondholders, there's a footnote talking about El Paso HoldCo leverage getting to 4.5 times. What's the timing on getting there? Also, will there be debt remaining at El Paso once all the drop-downs are complete, I think you said by 2015?

<A - **C. Park Shaper**>: Yeah, the timing of getting to 4.5 will somewhat be a function of how the cash proceeds really from the drop-downs is allocated between what pays down debt at El Paso Corp. and what pays down acquisition debt, and that's really yet to be determined. But it will pass then fairly quickly, and really, we believe it's more appropriate to look at it on a total consolidated basis. And then your second question actually I think was even easier to answer, but now I've forgotten what it was.

<Q - **Gary W. Stromberg**>: Just will there be debt left at EP HoldCo...

<A - **C. Park Shaper**>: Right. There will not. Once all the drop-downs are done, there will not.

<Q - **Gary W. Stromberg**>: And will there be a merger of the two entities, you think, over time, EP and KMI?

<A - **C. Park Shaper**>: We'll have to figure that out yet. Right now, we don't plan on that, although I don't know that there's anything that would prevent that, and that's just something that we'll work out at the time. That's a number of

Page 15 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

years off.

<Q - **Gary W. Stromberg**>: Okay, great. Thank you very much.

<A - **C. Park Shaper**>: Uh-huh.

Operator

Our next question comes from Becca Followill, U.S. Capital Advisors. Please ask your question.

<A - **Richard D. Kinder**>: Good morning, Becca.

<Q - **Becca Followill**>: Good morning. Believe it or not, I still have a question; just two quick ones. Would you keep any of El Paso's E&P assets and blend them in with your existing business?

<A - **Richard D. Kinder**>: We do not intend to do that. We intend to sell all of the El Paso E&P assets.

<Q - **Becca Followill**>: Okay. Second, then to clarify, I know you've budgeted that KMR would be at a discount. Would you issue KMR units at a discount to KMP, use that as your source of equity, if it continued to trade at a discount?

<A - **Richard D. Kinder**>: Yes, we budgeted that in the model, and as Park pointed this out earlier, I think that's a very conservative modeling. We modeled it as if the discount continued, and still assume we would put a portion of that out as KMR. So to the extent that gap closes – and we believe it will, but to the extent the gap closes, that would be an upside to the way we've modeled this.

<Q - **Becca Followill**>: Okay, great. Thank you, guys.

<A - **Richard D. Kinder**>: Thank you, Becca.

Operator

Sachin Shah, Tullett Prebon, please ask your question.

<Q - **Sachin Shah**>: Hi. Just a follow-up, two things. You mentioned that you started negotiations end of August, so wasn't clear, but just wanted to clarify, was that just with KMI, or was that with other entities as well? So wasn't clear if that was just KMI. The second part is I do see a termination fee of $650 million for certain conditions that EP has to pay KMI. What's the termination fee for KMI for termination? Is it the same?

<A - **Richard D. Kinder**>: There is no [ph] reverse to the termination (58:01) fee in the merger agreement, and I'll let Doug answer. I was the suitor. I came to him on bended knee and made the offer at the end of August, and it took as about seven weeks to get this deal put together and get both boards to approve, but I'll let Doug comment on that.

<A - **Douglas L. Foshee**>: Sure. As Rich said, we started our discussions at the end of August, and so we, for most of the last seven weeks, have sort of been running down parallel tracks, making sure that we preserved the option to do what we had told our shareholders we were going to do back in May, which is the separation, and then working hard to see if there was a transaction between our two companies that made more sense for our shareholders than that. And as of yesterday morning, we approved just that.

<Q - **Sachin Shah**>: Okay. And just to clarify, why, again, isn't there a reverse termination fee here?

<A - **C. Park Shaper**>: There is not a reverse termination fee yet in the agreement.

<Q - **Sachin Shah**>: But the rationale for it?

<A - **C. Park Shaper**>: Because we decided it was better not to have one.

Bloomberg Transcript

Bloomberg

Page 16 of 21

final

Bloomberg Transcript

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Sachin Shah**>: Okay. Thank you very much. Have a good day.

<A - **Richard D. Kinder**>: Thank you.

Operator

Kevin Smith, Raymond James.

<Q - **Kevin C. Smith**>: Hi. Good morning, gentlemen.

<A - **Richard D. Kinder**>: Hey, Kevin.

<Q - **Kevin C. Smith**>: Thank you for taking the question. At this point, is El Paso Pipeline Partners in a holding period until the EP/KMI transaction is complete, as far as for the drop-downs from EP?

<A - **C. Park Shaper**>: No.

<A - **Richard D. Kinder**>: No.

<Q - **Kevin C. Smith**>: Okay. Thank you. And then, lastly, as far as El Paso's organic growth pipeline initiatives, do you perceive any slowdown or changes or anything to the publicly announced projects?

<A - **Richard D. Kinder**>: No, we do not and – Doug, go ahead

<A - **Douglas L. Foshee**>: No, we've been fairly public about talking about the conclusion to an $8 billion backlog of organic projects. Most of those projects will be complete by the end of this year. But as you know, we continue to work to capture more organic growth opportunities, and that's going to continue right through the date that this transaction closes.

<A - **C. Park Shaper**>: Right. We all hope we find more opportunities for good projects.

<A - **Richard D. Kinder**>: Yep.

<Q - **Kevin C. Smith**>: Perfect. Thank you for time.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Steven Karpel, Credit Suisse, please ask your question.

<Q - **Steven Karpel**>: Hi. Good morning.

<A - **Richard D. Kinder**>: Good morning, Steven.

<Q - **Steven Karpel**>: Just some clarity, I wanted to make sure I understood that you talked about the committed loan. You said it was secured. What will it be secured by? Because I was unclear, you mentioned about the KMI bonds.

<A - **C. Park Shaper**>: Basically, it's going to have the same security package that the KMI bonds have. It's going to ratably secured. There will also be a security interest associated with the ownership interest in the stock of El Paso Corp. And just to clarify further, the intent at El Paso Corp., to just kind of cut through this, and obviously this would be conditioned on the merger occurring, is there's a senior secured credit facility in place at El Paso Corp. Our intent is to remove that facility and pay off at closing, so those bondholders will actually be in a better position than where they are currently are from a security package perspective at the EP Corp. level.

<Q - **Steven Karpel**>: As part of this facility, will any of the El Paso Corp. asset be pledged?

<A - **C. Park Shaper**>: It relates to the stock ownership that we have in El Paso Corp.

Bloomberg

Page 17 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Steven Karpel**>: So the loan will then we backed by the – will be secured, or directly by the equity or the ownership of El Paso Corp, as well as KMI in the stock?

<A - **C. Park Shaper**>: That's right. Again, that's right. It's the stock interest, though. Let's be clear. That's right.

<Q - **Steven Karpel**>: And the KMI bonds are secured by the stock today, is what you're saying?

<A - **C. Park Shaper**>: That's correct. That's correct. Those bands are ratably secured, just as our current KMI credit facility is as well.

<Q - **Steven Karpel**>: Right, so the KMI facility, the new facility, and the KMI bonds will all have the same security.

<A - **C. Park Shaper**>: That is correct.

<Q - **Steven Karpel**>: Thank you.

Operator

[ph] Ian McCullough (1:02:11), Morgan Stanley, please ask your question.

<Q>: Great. Thank you. Good morning.

<A - **Richard D. Kinder**>: Good morning. How are you doing?

<Q>: Pretty good. Yourself?

<A - **Richard D. Kinder**>: Good.

<Q>: Good. Could we see a drop-down of some of the pipeline assets, or at least an agreement, prior to close by next year?

<A - **Richard D. Kinder**>: Oh, yes, I think that there's a likelihood that El Paso will continue to drop down to EPB between now and the time of closing, and we would anticipate between now and the time of closing, we will get ready with a package to move into KMP also. So – I think we made this clear, but Doug and I are both very committed to making sure that we keep the interest of everybody, all our shareholders, in mind here, and the last thing we want to do is do anything to stop the progress on drop-downs and asset expansions that's going on at El Paso. And clearly, we're just going to move ahead in anticipation of the merger.

<Q>: That's great. So, theoretically, you can really accelerate not only the pay-down of the financing for the acquisition, but also the pay-down of EL Paso Corp. debt prior to close.

<A - **Richard D. Kinder**>: That's correct...

<A - **C. Park Shaper**>: Potentially, yes.

<A - **Richard D. Kinder**>: Potentially, yes.

<Q>: Okay. And once you end up doing that, paying off the EL Paso Corp. debt, would you end up just collapsing that box and doing away with EL Paso Corp altogether, and so you have a simplified structure, just KMI owning KMP and EPB?

<A - **C. Park Shaper**>: We might.

<Q>: Okay. Okay, great. Those were my only questions. Again, congratulations.

<A - **Richard D. Kinder**>: Thank you.

<Q>: Thank you.

Page 18 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

final
Bloomberg Transcript

Operator

Gregg Brody, JPMorgan Chase, your line is open.

<A - **Richard D. Kinder**>: Gregg, how are you doing this morning?

<Q - **Gregg W. Brody**>: Good, and congratulations to you guys on the transaction.

<A - **Richard D. Kinder**>: Thanks.

<Q - **Gregg W. Brody**>: Just to beat the EP questions to death on the debt, just the last question, I'm sorry if I missed this. Do you have any intentions of guaranteeing the EP box with some KMI's level?

<A - **C. Park Shaper**>: We can't hear.

<A - **Richard D. Kinder**>: Could you repeat that? You're fading out a little bit.

<Q - **Gregg W. Brody**>: Sure. Is that better?

<A - **Richard D. Kinder**>: Yes.

<Q - **Gregg W. Brody**>: Yes. Just curious, do you have any intention to guarantee [ph] EP's corporate bond level or corporate issuer box from the KMI level, provide a guarantee from them (1:04:24)?

<A - **David D. Kinder**>: Sorry. We were still trying to hear the question.

<A - **C. Park Shaper**>: Yeah, the question is whether we would guarantee the EP debt – whether KMI would guarantee the EP debt. No, that's not the plan.

<Q - **Gregg W. Brody**>: Okay. Thank you, guys.

<A - **Richard D. Kinder**>: You bet.

Operator

Our next question comes from Brian Zarahn, Barclays Capital. Please ask your question.

<A - **Richard D. Kinder**>: Hi, Brian. How are you?

<Q - **Brian Joshua Zarahn**>: Great. Good morning, everyone. On the KMP expansion CapEx, your prior baseline was about $1.5 billion. Is there – obviously, a lot moving parts, but do you expect any change or average range going forward the next few years on organic projects at KMP?

<A - **Richard D. Kinder**>: Well, again – Park mentioned this earlier – we've been very conservative in assuming what kind of capital we would spend. But I think that – and this is not in the model right now. I think we will find additional opportunities to raise that number meaningfully as we drop down more assets. For instance, we started out this year at KMP thinking we were going to spend about $1.4 billion on expansion CapEx and acquisitions, and we ended up north of $2.5 billion, primarily because of buying the other half of KinderHawk. So I think we will have a lot of opportunities, and we haven't baked all that into the model. We'll just kind of chase those rabbits as they come along. But I think there's a lot of potential there, and that's one of the reasons we're doing this, as I said at the start, is the ability to take this huge footprint and leverage off of it with expansions and extensions.

<Q - **Brian Joshua Zarahn**>: Okay. And then I know that earlier you had commented on taxes, but is there any change in your assumed tax rate for KMI going forward?

<A - **Richard D. Kinder**>: No.

<Q - **Brian Joshua Zarahn**>: Okay. Thank you.

Bloomberg
Page 19 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Vedula Murti, CDP Capital, please ask your question.

<Q - **Vedula Murti**>: Good morning.

<A - **Richard D. Kinder**>: Good morning.

<Q - **Vedula Murti**>: I'm wondering, with your Canadian operations and with El Paso still having some international E&P assets, can you help us a little bit with kind of what you're thinking the cash that might be kind of trapped, as it may be, could accumulate to be?

<A - **C. Park Shaper**>: I don't think we're expecting any significant trapped cash. The international E&P operations at El Paso are expected to be sold with the other E&P assets.

<Q - **Vedula Murti**>: Okay. And secondarily, I'm wondering what, in terms of the various actions plans here – you answered this in some respect already, but what can you not do, that you've discussed here, until after the close?

<A - **Richard D. Kinder**>: Well, we can't do El Paso drop-downs to KMP until after the close. We can get them ready. And by the way, we've already talked to the KMP board. They're enthusiastic about this. And have also talked to Ron Kuehn at the EPB board level and told him we intend to go forward with continued drop-downs there. And so we can get all this ready, and in the case of EPB, we can continue the drop-downs before closing. I think you will see a lot of activity that will be substantially complete by the time the actual merger closes. I think we hope to have the E&P assets sold by that time or shortly thereafter. We hope to have dropdowns ready to go with both entities, and I think you'll see some pretty massive pay-downs of debt, particularly given the fact that the E&P sales are sheltered by the NOLs.

<Q - **Vedula Murti**>: All right. Thank you very much.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Our next question comes from Mitch Norden, Diamondback Capital. Please ask your question.

<A - **Richard D. Kinder**>: Good morning.

<Q - **Mitch Norden**>: Yes. Good morning. With regard to the E&P sale, if you were able to sell those assets prior to closing, would you do so? And with regard to the warrants, can you tell us what the dividend assumptions were when you came up with your $1.50 valuation?

<A - **Richard D. Kinder**>: Well, on the E&P sale, it's anticipated now that it would be, at the earliest, contemporaneous with the closing

<A - **C. Park Shaper**>: Yeah, and then on the warrants, essentially, our expected dividend profile that went into that, and clearly warrant value will be a function of a number of assumptions that will drive that, and the $1.50 per one warrant – and just to point out, I think everyone realizes that each shareholder is actually going to get 0.64 of a warrant, but the $1.50 for one warrant was just an estimate that was consistent with the range of values that come up when you model the value of that security.

<Q - **Mitch Norden**>: Thank you.

Operator

Bloomberg Transcript

Bloomberg

Page 20 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

[Operator Instructions]

Richard D. Kinder

Okay. Well, thank you very much for calling in this morning. We think it's a great transaction, and we'll be in New York, Boston, Denver, and Los Angles over the next couple of days, and we'll see some of you then I'm sure. Thank you.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP.

© COPYRIGHT 2011, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.

Bloomberg Transcript

Bloomberg

Page 21 of 21

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc.	El Paso, Inc.
500 Dallas Street, Suite 1000	1001 Louisiana Street
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Phone: (713) 369-9490	Phone: (713) 420-5855
E-mail: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.